January 28, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Celeste M. Murphy

Office of Mergers and Acquisitions

450 Fifth Street, NW. – Mail Stop 4-6

Washington, DC. 20549-0406

Re: MAI Systems Corporation –Schedule 13E-3 File No. 5-38111, filed December 16, 2004; Schedule 14C - File No. 1-09158, filed December 16, 2004; Form 10-Q for the Quarter Ended September 30, 2004 - File No. 1-09158

Dear Ms. Murphy:

Pursuant to your letter of January 19, 2005, we are responding on behalf of MAI Systems Corporation (“MAI” or the “Company”) to your specific comments and questions. Our responses follow in the order they were raised in your letter. We have also enclosed various exhibits to this letter which provide the supporting details as requested.

General

1.                                             Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Mr. Richard S. Ressler, Orchard Capital Corporation, James W. Dolan, W. Brian Kretzmer, and HIS Holding, LLC approved this reverse stock split by written consent and are affiliates of the company. Therefore, we believe they must be included as filing persons on the Schedule 13-E. Please see Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Company Response to Staff Comment No. 1.  We have amended the Schedule 13E-3 to treat the persons or entities listed above as ‘filing persons’ and to make the appropriate disclosures.

[Reference: the responsive text is found in Amendment No. 1 to Schedule 13E-3].

2.                                             Canyon Capital Advisors, LLC approved the transaction, and will remain as one of the stockholders after the reverse stock split. Therefore, we believe that Canyon Capital Advisors, LLC may also be engaged in this going private transaction. Please add this company as a filer on the Schedule 13E-3 or supplementally explain why it should not be so included.

Company Response to Staff Comment No. 2.  We have amended the Schedule 13E-3 to treat Canyon Capital Advisors, LLC as a ‘filing person’ and to make the required disclosures.

[Reference: the responsive text is found in Amendment No. 1 to Schedule 13E-3].

3.                                             Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. A joint Schedule 13E-3 may be used by all required filers, however. Revise the information to include all of the information required by Schedule 13E-3 and its instructions for each additional filing person. For example, each filing person must include a statement as to whether such person believes the Rule 13E-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Please see Item 1014 with respect to Item 8 of Schedule 13E-3. Please also note in particular Instruction C of Schedule 13E-3 and the disclosure requirements of Items 1002(e) and (f) with respect to Item 2 of Schedule 13E.

Company Response to Staff Comment No. 3.  As stated in our Responses to Comment Nos. 1 and 2, we have amended our initial Schedule 13E-3 to create a joint Schedule 13E-3 for all filing persons.  Each filing person has now included a statement that such person believes the Rule 13E-3 transaction to be fair to unaffiliated security holders based upon their ratification of the analysis and conclusions of the Special Committee and Board. The information furnished complies with the requirements of Item 1014, subparts (a) through (f) with respect to Item 8 of Schedule 13E-3, Instruction C of Schedule 13E-3 and the disclosure requirements of Items 1002(e) and (f) with respect to Item 2 of Schedule 13E.  Concerning the latter requirement, there have been no prior public offerings within the past three (3) years, but there have been prior stock purchases by the required filers.

[Reference: the responsive text is found in Amendment No. 1 to Schedule 13E-3].

4.                                       Please provide us with your analysis for why the investor group’s other purchases of shares during the past year did not constitute the first steps in the going private transaction. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 34-17719 (April 13, 1981).

Company Response to Staff Comment No. 4.  Under the standards set forth in Rule 13e-3(a)(3) and Question and Answer No. 4 of Release No. 34-17719, the Company believes that at the time the investor group’s other purchases of shares were agreed to, there did not exist “… a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section…,” which effects include either (A) causing the Company’s common stock to be held of record by fewer than 300 shareholders, or (B) causing the Company’s common stock to cease being quoted on the OTC Bulletin Board. Reference is made to the Company’s Definitive Proxy Statement, Commission File No. 001-09158, filed August 25, 2004.  Under Proposal 2 entitled “To Approve the Management Equity/Conversion Transaction – Rationale for Management Equity/Conversion Transaction,” the Company sets forth its reasons for undertaking the series of transactions which allowed a reduction of approximately $3.3 million in the Company’s long term debt and provided for a much needed equity infusion of $1,000,000 into the Company in 2004.  The

Company was in default of its senior secured debt held by CSA Private Limited (a division of NYSE-listed Computer Sciences Corporation) and needed to take immediate action to retire or substantially reduce this obligation.  At the same time, the Company needed to secure an equity infusion to cover other operating expenses that were due.  The transactions were undertaken for the purpose of allowing the Company to cure an existing debt default and improve its working capital position in exchange for the investor group obtaining voting control of the Company, and not with a purpose of achieving either of the objectives set forth in Rule 12e-3(a)(3)(ii).  The transactions did not have a purpose or reasonable likelihood of causing the Company’s common stock to be held of record by fewer than 300 shareholders because the transactions were not intended to and did not result in a net loss of shareholders.  Further, the transactions did not have a purpose or reasonable likelihood of causing the Company’s common stock to cease being quoted on the OTC Bulletin Board. The principal requirement for quotation on the OTC Bulletin Board is that the Company remain current in filing its periodic reports with the Commission. The Company has continued filing its periodic reports subsequent to the consummation of each of the transactions. Therefore, the Company’s common stock remains quoted on the OTC Bulletin Board and was not intended to and did not become subject to removal from quotation as a result of the transactions.

[Reference: not applicable].

Schedule 13E-3

Item 6. Purpose of the Transaction and Plans or Proposals.

5.                                       Please provide the disclosure required under Item 1006(c) of Regulation M-A. Please see the Instruction to Item 6 of Schedule 13E-3 for additional guidance.

Company Response to Staff Comment No. 5.  The Schedule 13E-3 now states that any of the securities acquired in the Reverse Stock Split transaction will be retired.  The Schedule 13E-3 now states that the Reverse Stock Split transaction provides for the achievement of the steps listed in Item 1006(c)(6),(7), and (8), e.g. the delisting of the Company’s common stock from the OTC Bulletin Board, the eligibility of the Company’s common stock for termination of registration under Section 12(g)(4) of the 1934 Act, and the suspension of the Company’s obligation to file reports under Section 15(d) of the 1934 Act.

[Reference: the responsive text is found in Item 6, Amendment No. 1 to Schedule 13E-3].

Item 7. Purposes, Alternatives. Reasons and Effects.

6.                                       Please incorporate the section titled ‘Substantive Factors Disfavoring the Reverse Stock Split” into Item 7(d) of your Schedule 13E-3.

Company Response to Staff Comment No. 6.  As requested by the Staff, the Company has now incorporated the section titled ‘Substantive Factors Disfavoring the Reverse Stock Split’ is now incorporated into Item 7(d) of Schedule 13E-3.

[Reference: the responsive text is found in Item 7(d), Amendment No. 1 to Schedule 13E-3].

Item 8. Fairness of the Transaction.

7.                                       With respect to Item 8(f) of your Schedule 13E-3, please state whether any offer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A has been received.

Company Response to Staff Comment No. 7.  Item 8(f) of the Schedule 13E-3 now states that none of the filing persons are aware of an offer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A.

[Reference: the responsive text is found in Item 8(f), Amendment No. 1 to Schedule 13E-3].

Item 9. Reports. Opinions. Appraisals and Negotiations.

8.                                       Your incorporation by reference of the section titled “Special Committee of the Board of Directors” does not appear to address the requirements of Item 1015(a) of Regulation M-A. We note your disclosure on page 15, however. Please incorporate the section entitled “Procedural Factors Disfavoring the Reverse Stock Split; Interests of Our Chairman and Executive Officers in the Reverse Stock Split” or add the required disclosure to the section you have currently incorporated by reference.

Company Response to Staff Comment No. 8.  The section entitled “Procedural Factors Disfavoring the Reverse Stock Split; Interests of Our Chairman and Executive Officers in the Reverse Stock Split” is now incorporated from our Preliminary Information Statement into Item 9 of Schedule 13E-3.

[Reference: the responsive text is found in Item 9, Amendment No. 1 to Schedule 13E-3].

Schedule 14C

9.                                       We note your use of such defined terms “Effective Time,” “Cashed-Out Stockholders,” “Common Stock” and “Registration and Periodic Reporting Obligations.” Please refrain from using so many defined terms in your disclosure as it inhibits the readability of the document. Over-reliance on defined terms forces readers to learn a new vocabulary in order to understand the disclosure. Please revise your disclosure so that the definitions of your terms are clear from their context.

Company Response to Staff Comment No. 9.  The Company has now reviewed those sections of the Preliminary Information Statement where it has employed defined terms and made appropriate revisions to reduce its reliance on defined terms.

[Reference: the responsive text has been ‘marked to show changes’ throughout our Preliminary Information Statement].

10.                                                                                 The individual members of the “Investors Group” should be identified where that term is first used.

Company Response to Staff Comment No. 10.  The individual members of the “Investors Group,” Mr. Richard S. Ressler, Orchard Capital Corporation, Mr. James W. Dolan, Mr. W. Brian Kretzmer, HIS Holding, LLC and Canyon Capital Advisors, LLC are identified where we first use the term, “Investor Group.”

[Reference: the responsive text is set forth on the cover page of the Preliminary Information Statement].

Summary Term Sheet, pp. 4-6

11.                                 Please revise your summary term sheet to include a discussion of the additional filing persons referred to above and their relationships to you. Please also briefly discuss their recent transactions with you. The expanded disclosure should include a section discussing their interests in this transaction that are different from and potentially in conflict with those of unaffiliated shareholders generally.

Company Response to Staff Comment No. 11.  Additional ‘bullet points’ addressing (i) the additional filing persons and their relationship to the Company, (ii) their recent transactions with the Company, and (iii) how their interests may potentially conflict with the interests of unaffiliated shareholders have been added.

[Reference: the responsive text is found in the Preliminary Information Statement under the section entitled “Summary of the Proposed Reverse Stock Split,” page 4].

12.                                 The summary term sheet should discuss only the most material features of this transaction. In this regard, consider deleting or relocating extraneous information that detracts from the presentation of the most material aspects of the reverse stock split. For example, consider whether the information presented under “Effects if Reverse Stock Split is not Consummated” is critical, given the consents you have received. In addition, is the disclosure under “Regulatory Filings and Approvals” necessary to a shareholder’s understanding of the most materials terms of the reverse stock split? Please make these and any other necessary changes in order to enhance the readability of this section.

Company Response to Staff Comment No. 12.  We have deleted from the Summary Term Sheet the sections entitled “Effects if Reverse Stock Split is not Consummated” and “Regulatory Filings and Approvals” and made other changes to improve the readability of this section.

[Reference: the responsive text is “marked to show changes” in the Preliminary Information Statement under the section entitled “Summary of the Proposed Reverse Stock Split, page 4”.

13.                                 Please confirm that there were no negotiations with the investor group prior to November 15, 2004. If there were any such negotiations, please amend your disclosure here, in your summary term sheet, and in your Special Factors section to describe the entirety of the company’s dealings with the investor group, including, but not limited to, the identity of the members of the investor group, the date and circumstances of the initial suggestion that the investor group would become involved in the company’s going-private transaction, members’ relationship to the company, if any, and the dates and topics of discussion of all meetings and all persons in attendance. In this respect, we note that in view of the possible conflicts of interest involved in the reverse stock split, your board of directors unanimously decided on November 15, 2004, that it would be advisable to form the special committee of independent members of your board of directors consisting of Messrs. Mayer and Ross, with Mr. Ross as the chairman of the special committee, to evaluate the reverse stock split proposal and assess whether the proposal is in the best interests of stockholders.

Company Response to Staff Comment No. 13.  The Company confirms that there were no negotiations with the Investor Group concerning the Reverse Stock Split, prior to November 15, 2004 and the formation of the Special Committee.  Therfore, no supplemental disclosure is required.

[Reference: not applicable].

14.                                 Please revise your disclosure to clearly state the record date for the reverse stock split. Please reconcile your current disclosure that the record date is to be the “Effective Date” with your disclosure on the first page which defines ‘Record Date” as December 30, 2004.

Company Response to Staff Comment No. 14.  Please note that the record date for receiving the Information Statement is different from the effective time of the reverse stock split, therefore no revision of our disclosure is required.  Only those stockholders of record as of the record date will receive the information statement.  Those stockholders who are of record at the effective time will be subject to the Reverse Stock Split and the ‘cashing out’ of their fractional shares.

[Reference: not applicable].

Approval of the Reverse Stock Split By Our Board of Directors and Stockholders, pp. 7-8

15.                                 According to your disclosure on page 24, it appears that the 43,172,110 shares held by HIS Holding is comprised of (1) 10,000,000 shares issued pursuant to a private placement of $1,000,000 and (2) the conversion of $3,194,156 of indebtedness plus accrued interest. Please supplementally reconcile this share holding with the disclosure you made in your definitive proxy statement filed August 25, 2004 requesting approval from stockholders for the private placement and conversion of indebtedness. Your disclosure in the proxy statement states that the $3,194,156 of indebtedness was to be converted at $.10 per share of common stock without any reference to the conversion of accrued interest. Please inform us of the basis upon which you were able to convert the accrued interest in light of the proxy statement disclosure and your stockholders’ approval based on such disclosure. Please also explain why the 2,433,333 shares acquired by HIS Holding from CSA Private Limited are not reflected in HIS Holding’s share holdings.

Company Response to Staff Comment No. 15. (a) The amount of indebtedness acquired from CSA was $3,133,344 and accrued interest for the period from April 9, 2004 to June 30, 2004 was $60,812 for a total indebtedness of $3,194,156.  The Company’s proxy statement accurately refers to the $3,194,156 amount as “indebtedness” and not merely as “principal.” Also, the proxy statement incorporates by reference the Company’s Quarterly Report on

Form 10-Q for the period ended June 30, 2004 (File No. 001-09158), which included in footnote 5 “Long-Term Debt” the last paragraph under the caption “CSA Private Limited” the following disclosure regarding conversion of interest:

“Subject to shareholder approval, the Investor Group has agreed to convert the Company indebtedness acquired from CSA plus any accrued interest through the date of shareholder approval for approximately 32,000,000 shares of the Company’s common stock based upon a conversion price of $0.10 per share, and will invest $1,000,000 of new cash proceeds into the Company in a private placement at $0.10 per share and receive 10,000,000 shares of the Company’s common stock.  This Investor Group transaction is subject to certain terms and conditions, including the fact that it will initially be ‘restricted’ stock, not available for sale.  The Company has also received a fairness opinion from Marshall Stevens which concluded that the transaction was fair to the shareholders.  The Company’s annual shareholders meeting is expected to occur in September 2004. The Investor Group has consented to defer any payments on the other note until the annual shareholder meeting at which time, if approved all principals and accrued interest will be converted to common stock.”

The Company disclosed in the proxy statement the $3,194,156 indebtedness amount outstanding as of June 30, 2004 to allow the shareholders to tie the $3,194,156 to the June 30, 2004 pro forma consolidated balance sheet adjustment contained in the proxy statement.  We have revised the first two paragraphs under “Prior Transactions Between the Investor Group and Our Company”  page 27 and the fourth paragraph on page B-2 to clarify this disclosure.

 (b) the 2,433,333 shares acquired by HIS Holding were distributed to individual members of the limited liability company, Richard S. Ressler, W. Brian Kretzmer, James W. Dolan and Canyon Capital Advisors, LLC, therefore these shares are no longer beneficially owned by HIS Holding.

16.                                 We note, pursuant to your definitive proxy statement filed on August 25, 2004, that Orchard Capital Corporation, owned by Richard Ressler, is managing member of HIS Holding, please state that here and include such information throughout the document, where you reference HIS Holding, including the beneficial holders table. Add the names of the investors of HIS Holding here, identifying those who are affiliated with the company, by title, and detail all shares made part of the written consent.

Company Response to Staff Comment No. 16.  We have revised the text to include the requested disclosure about Orchard Capital Corporation and other specified information.

[Reference: the responsive text is found in the Preliminary Information Statement under the section entitled “Approval of the Reverse Stock Split by Our Board of Directors and Stockholders,” page 7 and “Interests of Certain Persons in or Opposition to the Reverse Stock Split - Security Ownership of Certain Beneficial Owners and Management,” page 27].

Stock Certificates, p. 8

17.                                                                                 We note your disclosure that ‘the transfer agent will send a letter of transmittal to each affected stockholder.” By “affected stockholder,” we assume you mean a shareholder who will not be cashed out as a result of the reverse split. Please clarify.

Company Response to Staff Comment No. 17.  Every stockholder will be affected by the reverse split.  Those who hold, less than 150 shares will be cashed out, and others with more than 150 shares will receive a new stock certificate and cash consideration.  We have deleted the word “affected” from this disclosure.

[Reference: the responsive text is found under “Effects of the Reverse Stock Split on Stockholders Who Hold More Than 150 Shares of our Common Stock in a Single Account” page 19 and “Effects of the Reverse Stock Split on Stockholders Who Hold More Than 150 Shares of our Common Stock in a Single Account” page 19].

18.                                 Your current disclosure suggests that receipt of physical stock certificates are required prior to the exchange agent issuing new shares or making the cash payment. Please revise your disclosure to include a brief discussion about how stockholders who hold shares in street name should respond to the letter of transmittal as such stockholders do not physically hold stock certificates to surrender.

Company Response to Staff Comment No. 18.  We have included a new section in the Preliminary Information Statement entitled “Procedure for Shareholders Who Hold Shares in Street Name.”

[Reference: as requested by the Staff we have included a new section in the Preliminary Information Statement entitled “Procedure for Stockholders Who Hold Shares in Street Name,” page 19].

Provision for Unaffiliated Stockholders, p. 8

19.                                 Please discuss the reasons for not having made any provision to grant unaffiliated stockholders access to corporate files or to obtain counsel or appraisal services for such stockholders.

Company Response to Staff Comment No. 19.  We have provided a discussion of the reasons why there were no provisions made for unaffiliated stockholders to have their own counsel or appraisal services or access to our corporate files.

[Reference: the responsive text is found in the Preliminary Information Statement under “Provision for Unaffiliated Stockholders,” page 8 and “Special Committee of the Board of Directors,” page 9 and “Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split” page 17.

Source of Funds and Financial Effect of the Reverse Stock Split, p. 8

20.                                 Please provide additional disclosure discussing the basis for your estimate that the reverse stock split will result in a cash expenditure of approximately $24,000. How did you arrive at this amount? What is the chance that the cash expenditure will be significantly higher than your estimate? You should state whether or not the company has paid or will be responsible for paying any or all expenses. Please see Item 1007(c) of Regulation M-A.

Company Response to Staff Comment No. 20.  We have provided additional disclosures relating to the basis for our estimate that the reverse stock split will result in a cash expenditure of approximately $24,000 and that we will pay all costs associated with the reverse stock split, except for brokerage commissions and taxes, if any.

[Reference: the responsive text is found in the Preliminary Information Statement under “Source of Funds and Financial Effect of the Reverse Stock Split,” page 8 and “Fees and Expenses” page 8.

Special Committee of the Board of Directors p. 9

21.                                 Disclose the facts and circumstances surrounding the board of directors’ request that your senior management and legal counsel present an analysis of the positive and negative factors relating to the ‘privatization’ of the company. For example, when and why did the board first consider the privatization of the company? How and why did it determine to pursue a going private transaction? Did all board members agree that such path should be pursued?

Company Response to Staff Comment No. 21.  We have revised this section to respond to the Staff’s request.

[Reference: the responsive text is found in the Preliminary Information Statement under “Special Committee of the Board of Directors,” page 9].

22.                               You should detail the possible conflicts of interest involved in the reverse stock split that the board considered. We note that because of these factors the board unanimously decided on November 15, 2004 that it would be advisable to form the special committee to evaluate the reverse stock split proposal. Please disclose the nature of CIM Group’s affiliate relationship with you.

Company Response to Staff Comment No. 22.  We have revised this section to respond to the Staff’s request.

[Reference: the responsive text is found in the Preliminary Information Statement under “Special Committee of the Board of Directors,” page 9].

23.                               Please disclose any relationship that exists or has existed between you and Rutan & Tucker, LLP. We note your disclosure that Rutan & Tucker, LLP, has no relationship with any of the independent directors constituting the special committee. We also note your disclosure in the first paragraph of this section stating that your legal counsel assisted your board of directors by discussing the various alternatives for going private. Please disclose the identity of your legal counsel. Further, we note your statement in the fourth paragraph of the sentence stating that the special committee’s questions were responded to by your “senior management and legal counsel.’ Please confirm whether such questions were directed to your legal counsel as opposed to Rutan & Tucker, LLP.

Company Response to Staff Comment No. 23.  We have revised this section to respond to the Staff’s request.

[Reference: the responsive text is found in the Preliminary Information Statement under “Special Committee of the Board of Directors,” page 9].

24.                               Please elaborate on the considerations made by the special committee in determining that a third-party opinion would not be cost-effective. Please also elaborate further on why the special committee felt satisfied in relying on the internal company study.

Company Response to Staff Comment No. 24.  We have revised this section to respond to the Staff’s request.

[Reference: the responsive text is found in the Preliminary Information Statement under “Special Committee of the Board of Directors,” page 9].

25.                               State the date that your board adopted the special committee’s recommendation regarding the reverse stock split based on the special committee’s determination that the reverse stock split was fair and in the best interests of the company and the stockholders.

Company Response to Staff Comment No. 25.  We have revised this section to respond to the Staff’s request.

[Reference: the responsive text is found in the Preliminary Information Statement under “Special Committee of the Board of Directors,” page 9].

26.                               Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to “unaffiliated security holders.” Your disclosure in this section states that the special committee and the board determined that the reverse stock split was fair to the “company and our stockholders,” which is a different concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by Item 1014(a). As indicated in our comment above, such finding must be made by each filing person, including those you may add as a result of our comments.

Company Response to Staff Comment No. 26. The Company has now revised the Information Statement to provide that the expanded list of filing persons referenced in Comment Nos. 1 and 2 above, Richard S. Ressler, Orchard Capital Corporation, James W. Dolan, W. Brian Kretzmer, HIS Holding, LLC, and Canyon Capital Advisors, LLC have stated a belief as to the fairness of the proposed transaction to “unaffiliated security holders.”

[Reference: the responsive text has been ‘marked to show changes’ in the section entitled “Special Committee of the Board of Directors” page 9 and throughout our Preliminary Information Statement”].

27.                               Where a transaction will impact different subsets of shareholders differently, the fairness determination required by Item 1014(a) must be made as to each group separately. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981). Revise the disclosure throughout this information statement to separately address fairness to those shareholders being cashed out in the reverse stock split, and fairness to those who will remain as shareholders in a private company.

Company Response to Staff Comment No. 27. The Company has made the changes suggested by the Staff.

[Reference: the responsive text has been ‘marked to show changes’ in the section entitled “Special Committee of the Board of Directors” page 9 and throughout our Preliminary Information Statement].

Financial Analysis Performed by Management pp. 10-12

28.              You state that management used financial projections and forecasts in evaluating the fairness of this transaction. Such financial forecasts forming the basis of its fairness analysis should be disclosed here. In addition, the material assumptions underlying the projections should be explained.

Company Response to Staff Comment No. 28.  We have disclosed the material assumptions underlying our projections and have referred to our historical financial information in appendices C and D, which are a basis for these assumptions.

[Reference: the responsive text is found under “Financial Analysis Performed by Management” pages 11 through 14].

29.              To the extent applicable, consider the need to reconcile any such projections to GAAP, pursuant to Regulation G.

Company Response to Staff Comment No. 29.  We have modified our disclosures to include the assumptions used in determining the assumptions used in our projections, which are based upon percentage increases from historical results.  We have also reconciled the non-GAAP financial measure of EBITDA to historical GAAP disclosures in our financial statements.

[Reference: the responsive text is found under “Financial Analysis Performed by Management” pages 11 through 14].

30.                                 With respect to each valuation analysis conducted by management, please disclose the actual values calculated. For example, how did management conclude that the recommended price of $.10 per share to be paid in lieu of issuing fractional shares in connection with the reverse stock split was fair to the unaffiliated stockholders? Please discuss the weight given by management to each valuation analysis and the reasons a particular valuation analysis was considered important or rejected in making management’s valuation determination.

Company Response to Staff Comment No. 30.  We have disclosed the actual values calculated, where applicable as well as the weight given by management to each valuation analysis (or group of analyses) and the reasons a particular valuation analysis was considered more important than others by management.

[Reference: the responsive text is found under “Financial Analysis Performed by Management” pages 11 through 14].

31.                                 Please revise your disclosure with respect to each valuation analysis in order to describe each valuation methodology and the application of the methodologies to your particular facts. What is and how do you derive a “going concern value” or a “discounted cash flow value?” For example, with respect to your disclosure under “Earnings Value,” what was the value of the company derived using this methodology? What do the implied multiples indicate and what were the public companies that were used for comparison? What were their implied multiples and what was the basis for selecting the public companies as comparables?

Company Response to Staff Comment No. 31.  We have modified our disclosures to include the changes suggested by the Staff.

[[Reference: the responsive text is found under “Financial Analysis Performed by Management” pages 11 through 14].

32.                                 With respect to your disclosure under Discounted Cash Flow Value,” please disclose and discuss the forecasts, historical performance, financial conditions, outlook and other factors that were considered. Consider if the use of charts and tables may assist in your disclosure.

Company Response to Staff Comment No. 32.  We have modified our disclosures to include the changes suggested by the Staff.

[Reference: the responsive text is found under “Financial Analysis Performed by Management” pages 11 through 14].

Reasons for the Reverse Stock Split. pp. 13-14

33.                               Please discuss why you have chosen to engage in a going private transaction at this time.                                          Please see Item 1013(c) of Regulation M-A.

Company Response to Staff Comment No. 33.  The timing of the Reverse Stock Split relates to the expenses of operating for another year as a public reporting company, a large portion of expenses, such as audit and legal fees and D & O insurance premiums are incurred at the beginning of the fiscal year.

[Reference: the responsive text is found in the Preliminary Information Statement under “Reasons for the Reverse Stock Split,” page 15.

Substantive and Procedural Factors Considered by the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split. p. 14

34.                               Please provide a discussion of the analysis the special committee and your board of directors undertook to determine the fairness of the reverse stock split. To the extent practicable, please discuss the weight assigned to each enumerated factor. Please see Item

1014(b) of Regulation M-A for additional guidance. Further, please expressly discuss the board’s opinion of and analysis with respect to the fairness of the consideration to be paid in connection with the reverse stock split, including the board’s decision to raise the consideration to $.17 per share. Please see Instruction 2 to Item 1014 of Regulation M-A.

Company Response to Staff Comment No. 34.  The Company believes that there is already sufficient detail in the Information Statement that addresses the analysis the special committee and our board of directors undertook to determine the fairness of the reverse stock split. We have, however, added a disclosure regarding the weight assigned to each enumerated factor. We further believe that the analysis of the board’s opinion with respect to the fairness of the consideration to be paid in connection with the reverse stock split, including the board’s decision to raise the consideration to $.17 per share, is set forth in sufficient detail in the current disclosure and does not require further supplementation.

[Reference: the responsive text is found in the Preliminary Information Statement under “Special Committee of our Board of Directors - Financial Analysis and Summary of Factors Reviewed to Determine $0.17 Per Share Fractional Share Purchase Price,” page 11].

35.                                 Please note our prior comment regarding the required determination by each filing person of whether the reverse stock split is fair to unaffiliated stockholders. Each filing person must discuss in reasonable detail the material factors upon which its fairness opinion is based. Each filing person must provide their own analysis or, if none was performed by such filing person, expressly adopt the analysis of the board of directors as its own.

Company Response to Staff Comment No. 35.  We have revised this text to indicate that each filing person expressly adopted the analysis and conclusions of the special committee and the board of directors as its own.

[Reference: the responsive text is found in the Preliminary Information Statement under “Fairness Determination by Members of the Investor Group and ‘Filing Persons’,” page 10].

Procedural Factors Favoring the Reverse Stock. Split

The Reverse Stock Split Provides our Stockholders with Liquidity. p. 14

36.                                 Please elaborate on why the low trading volume in your stock is deemed “illiquid by most standards.” Regardless of the low volume, is it not possible for a stockholder to sell her shares in the OTC-BB? Please reconcile this positive factor with the negative factor that any unaffiliated stockholder holding in excess of 150 shares will no longer have a public market in which to sell her shares. In this respect, it appears that the reverse stock split will not provide liquidity, but will in fact create illiquidity.

Company Response to Staff Comment No. 36.  We have revised this text to indicate that for smaller stockholders with less than 150 shares the reverse split will provide liquidity because in an open market sale most, if not all, of their sale proceeds would be offset by the brokerage commission payable.

[Reference: the responsive text is found in the Preliminary Information Statement under “Procedural Factors Favoring the Reverse Stock Split -The Reverse Stock Split Provides Certain Smaller Stockholders with Liquidity,” page 16].

Procedural Factors Disfavoring the Reverse Stock Split: Interests of our Chairman and Executive Officers in the Reverse Stock Split p. 15

37.                                 Please revise your disclosure to discuss why the enumerated factors may contribute to the unfairness of the reverse stock split for unaffiliated stockholders. For example, please discuss why not having a third-party fairness report may result in unfairness for unaffiliated stockholders. Regardless of the fact that the reverse stock split affects affiliates and unaffiliated stockholders equally, many unaffiliated stockholders will have their shares bought out at a price determined to be fair by directors and management who will likely find their ownership stake in the company increased as a result of the reverse stock split. In this revised disclosure, you should include the facts and circumstances relevant to each analysis, for example, with respect to your first point that the affiliated stockholders have sufficient shares to approve the reverse stock split, you should detail the holdings and clearly discuss the fact that an affiliate of the company, owned by certain directors and officers, recently acquired a controlling stake in the company. In your last point, that members of the investor group will increase their percentage ownership in the company, you should break out the percentage increase by individuals and the investor group as a whole.

Company Response to Staff Comment No. 37.  Reference is made to this section in the Information Statement which has been revised to supplement the text to address the issues set forth in the Staff’s comment.  Please note that the Investor Group’s increase in ownership on an aggregate basis is only 1/10 of one percent, and that individual members of the Investor Group will experience less than 1/50 of one percent increase in ownership from implementation of the Reverse Stock Split.

[Reference: the responsive text is found in the Preliminary Information Statement under “Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split - The Special Committee and Our Board of Directors Did Not Obtain a Fairness Report,” page 17].

38.                                 It appears that’’[b]ecause of the limited trading market” for common stock, a stockholder may be unable to purchase enough shares to retain an equity interest in your company, as described on page 7. You state here, however, that all stockholders will have the option to remain stockholders of the company by purchasing additional shares prior to the effective time. Is this truly a mitigating factor?

Company Response to Staff Comment No. 38.  We struck the reference on page 7 after further review and retained the statement that stockholders do have the option of remaining stockholders by purchasing more shares.  We continue to believe that option is a mitigating factor.

[Reference: the responsive text is found in the Preliminary Information Statement under “The Reverse Stock Split – Basic Terms,” page 6 and “Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split - The Reverse Stock Split Will be Approved by our Affiliated Stockholders Without a Vote by Unaffiliated Stockholders,” page 17].

39.                                 Please discuss whether an unaffiliated representative was retained on behalf of unaffiliated stockholders and whether the transaction was approved by a majority of the directors who are not your employees. Please discuss how the foregoing factors contributed to the board’s determination of fairness. Please see Items 1014(c) and (d) for additional guidance.

Company Response to Staff Comment No. 39.  In addition to stating that a fairness report was not obtained in the section entitled “Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split - The Special Committee and Our Board of Directors Did Not Obtain a Fairness Report,” we have added the language of Item 1014(d) as suggested by the Staff.  We have also reiterated the financial analysis conducted by management and reviewed by the Special Committee as supporting its fairness conclusion as to the Reverse Stock Split.

[Reference: the responsive text is found in the Preliminary Information Statement under “Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split - The Special Committee and Our Board of Directors Did Not Obtain a Fairness Report,” page 17].

Substantive Factors Disfavoring the Reverse Stock Split

Cessation of Public Sale Opportunities. p. 15

40.                               We note your statement that “the current public market is highly illiquid.” Please provide support for this statement. Is a current stockholder unable to sell her shares or are their significant obstacles in selling her shares?

Company Response to Staff Comment No. 40.  We have revised this disclosure to state that “the current public market is somewhat illiquid based upon the light average trading volume.”  We have not been informed that any shareholders have been unable to liquidate their shares, although it may take a period of days for larger shareholders to sell their positions.

[Reference: the responsive text is found in the Preliminary Information Statement under “ Substantive Factors Disfavoring the Reverse Stock Split- Cessation of Public Sale Opportunities,” page 18].

Prior Transactions Between the Investor Group and Our Company

Investor Group Purchase of Company Shares Owned by Computer Sciences Corporation, p. 24

41.                                                                                 Your disclosure indicates that HIS Holding acquired $3,694,156 of indebtedness from CSA. The disclosure in your definitive proxy statement filed August 25, 2004 indicates, however, that HIS Holding acquired $3,194,156 and CSA retained $500,000 of indebtedness. Please reconcile the disclosures.

Company Response to Staff Comment No. 41.  The statement in the Information Statement has been corrected to indicate that HIS Holding acquired $3,133,344 of indebtedness, representing $2,800,000 of principal and $333,344 of accrued interest.  It is correct that CSA retained $500,000 of the indebtedness.

[Reference: the responsive text is found in the Preliminary Information Statement under “Prior Transactions Between the Investor Group and Our Company- Investor Group Purchase of Company Shares Owned by Computer Sciences Corporation,” page 27].

Interest of Certain Persons in or Opposition to the Reverse Stock Split — Security Ownership of Certain Beneficial Owners and Management, pp. 25-26

42.                                 Please provide disclosure with respect to the interests of the filing persons in the reverse stock split transaction. We note that Canyon Capital Advisors and Messrs. Ressler, Kretzmer and Dolan are members of HIS Holding. Please disclose each member’s interest in HIS Holding. We note your statement in the last sentence of the last paragraph on page 24. Further, please provide the disclosure required pursuant to Item 3 of Schedule 14C.

Company Response to Staff Comment No. 42.  We have now provided disclosure setting forth the interests of the filing persons in the reverse stock split by providing the percentage ownership of each filing person in HIS Holding and their aggregate overall ownership.  In addition, we have provided the disclosure required by Item 3 of Schedule 14C.

[Reference: the responsive text is found in the Preliminary Information Statement under “Interests of Certain Persons in or Opposition to the Reverse Stock Split - Security Ownership of Certain Beneficial Owners and Management,” page 27 and in footnote 7 page 29].

43.                                 We note that footnote 4 to your beneficial ownership table includes a cross-reference to “Compensation Committee Interlocks and Insider Participation.” There does not appear to be such a section in your disclosure. Please advise.

Company Response to Staff Comment No. 43.  The reference to “Compensation Committee Interlocks and Insider Participation” has been deleted.

[Reference: the responsive text is found in the Preliminary Information Statement under “Interests of Certain Persons in or Opposition to the Reverse Stock Split - Security Ownership of Certain Beneficial Owners and Management,” footnote 4, page 28].

44.                                 Please expand footnote 7 to name each member of the investor group, with their respective affiliation with the company and title.

Company Response to Staff Comment No. 44.  Footnote 7 has been expanded to include the full name of each member of the investor group with their respective affiliation with the Company and their title.

[Reference: the responsive text is found in the Preliminary Information Statement under “Interests of Certain Persons in or Opposition to the Reverse Stock Split - Security Ownership of Certain Beneficial Owners and Management,” footnote 7, page 29].

Market Prices of Our Common Stock and Dividend Policy, p. 26

45.                                 Please update your market prices to include Information with respect to the fourth quarter of fiscal 2004.

Company Response to Staff Comment No. 45.  As requested by the Staff, we have updated the Company’s common stock pricing information to include the fiscal fourth quarter of 2004.

[Reference: the responsive text is found in the Preliminary Information Statement under “Market Prices of Our Common Stock and Dividend Policy,” page 29].

Forward-Looking Statements, p 27

46.                                 Your disclaimer in the last sentence of this section is inconsistent with your obligation to amend the information statement and Schedule 13E-3 upon a material change in the information previously disclosed. Please revise or modify.

Company Response to Staff Comment No. 46.  We have deleted the disclaimer.

[Reference: the responsive text is found in the Preliminary Information Statement under “Forward Looking Statements,” page 30].

Financial Statements, Supplementary Financial. Information. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosure About Market Risk. p. 27

47.         Repetitive disclosure detracts from the readability of your document and inhibits the understanding by a reader. Please consolidate your management’s discussion and analysis in Appendixes C and D. It appears that certain sections are repetitive and/or may be consolidated.

Company Response to Staff Comment No. 47.  We have consolidated our management’s discussion and analysis in Appendices C and D by deleting in its entirety the “Critical Accounting Policies and Estimates” that commenced on page C-4 as such disclosure is included at page D-12.  Additionally, we have deleted in its entirety the “Qualitative and Quantitative Disclosures About Market Risk” that commenced on page C-8 as such disclosure is included at page D-17.

Pro Forma Financial Information

Pro Forma Financial Information Showing Effect of the Reverse Stock Split and the Management Equity/Conversion Transaction. pp B-2 to B3

48.       The second paragraph on page B-2 states that you have engaged a third party expert to perform a valuation of the intangible and tangible assets. Was this valuation related to the reverse stock split? Did the valuation contribute to the valuation analyses undertaken for determining to fairness of the reverse stock split transaction?

Company Response to Staff Comment No. 48.  The valuation is being performed to determine the fair value of the intangible and tangible assets of the Company for purposes of allocating the step up in basis between existing assets and liabilities in connection with the Management Equity/Conversion Transaction.  We have revised the second paragraph on page B-2 to disclose the purpose of the valuation.

49.       In the fourth paragraph on page B-2, you state that you received stockholder approval to convert the indebtedness acquired from. CSA plus any accrued interest. Your definitive proxy statement, however, appears to state that only approval for the principal amount of the acquired indebtedness was sought. There does not appear to be a reference to accrued interest. Please see our prior comment regarding the same issue. Please reconcile.

Company Response to Staff Comment No. 49.  Please refer to our response to Staff Comment No. 15. We have revised the fourth paragraph on page B-2 to clarify this disclosure.

50.         We note you disclose that the investor group acquired debt and shares of common stock from CSA. Indicate how you determined that 33,172,100 shares of common stock should be issued as full payment of the indebtedness while the investor group paid less than $1 million to acquire the debt. Clearly disclose the impact this transaction has on the pro forma information. That is, describe if the effect of acquiring the debt and the shares of common stock (i.e., if no impact, clearly state that fact). We also note that in connection with the conversion of debt to equity by the investor group you have determined a ‘beneficial conversion right” has been provided in the amount of $2.6 million and that you will record this amount as a charge to interest expense on November 1, 2004. Indicate why you are presenting a “beneficial conversion right” when the conversion appears to be an extinguishment of debt since the debt did not have any conversion rights (e.g., present loss on extinguishment). Therefore, the presentation of this extinguishment as a beneficial conversion right is not proper. Revise your disclosures.

Company Response to Staff Comment No. 50.  As noted in our response to Staff Comment No. 15, the amount of indebtedness acquired from CSA was principal $3,133,344 and accrued interest for the period from April 9, 2004 to June 30, 2004 was $60,812 for a total indebtedness of $3,194,156.  Accrued interest for the period from June 30, 2004 to November 1, 2004 (date of conversion of the acquired indebtedness) was an additional $123,055 resulting in an outstanding balance of indebtedness of $3,317,211 as of November 1, 2004, which was converted to our common stock at $0.10 per share resulting in the issuance of 33,172,100 shares of our common stock.

We have revised the fourth paragraph on page B-2 to disclose that the acquisition of the MAI shares and the indebtedness by the Investor Group did not have any impact on the pro forma financial information.

Regarding our presentation of a “beneficial conversion right” as opposed to an extinguishment of debt, we refer you to our internal memorandum which was presented to and reviewed by the Staff during the filing of our proxy, which is attached as Appendix A to this response.

51.       Tell us how those shares of common stock the investor group acquired from CSA were included in the allocation of stockholders deficiency calculation on page B-3. Provide us with a summary that identifies members of the investor group and the ownership interest of this group as of the acquisition of the indebtedness, the conversion of the indebtedness into equity, and the issuance of an additional 1,000,000 shares of common stock. Reconcile this interest in the summary to the 4.53% shown in the table presented on page B-3 and to the beneficial ownership table on page 25.

Company Response to Staff Comment No. 51.  We refer you to our internal memorandum for our summary and reconciliation of interests, which is attached as Appendix A to this response.

52.       Indicate why you do not include a pro forma adjustment for the beneficial conversion right (extinguishment of debt) since the pro forma information reflects the conversion of debt into equity (see your adjustment (c)). Revise the pro forma financial statements to include this adjustment.

Company Response to Staff Comment No. 52.  We refer you to our internal memorandum which discusses why we do not include the pro forma financial statements for the beneficial conversion feature, which is attached as Appendix A to this response.  We also refer you to our disclosure in the last paragraph of page B-4 regarding the exclusion of pro forma adjustments for the stock compensation and beneficial conversion charges.

53.       We note you believe the conversion of debt to equity and the purchase of 10,000,000 shares of common stock permits you to use push-down accounting since the members of the investor group will hold between 80% and 94% of the voting shares. Tell us how you addressed the criteria in EITF D-97 in (determining that push-down accounting is appropriate. In this regard, you should clearly disclose the reasons why you believe that the investor group has control over the Company (i.e., acting as a collaborative group).

Company Response to Staff Comment No. 53.  We refer you to our internal memorandum which addresses the criteria of EITF D-97 as well as other authoritative literature on this subject, which is attached as Appendix A to this response. We also refer you to our disclosure on page B-3 regarding the reasons why we believe that the investor group has control over the Company.

54.       Disclose a schedule showing the calculation of the purchase price including the value assigned to non-cash portions. In your calculation of “post push down” stockholders equity (deficiency) we note $2.25 million is the “new basis.” Help us understand why $2.25 million is the new basis considering the investor group purchased common stock for 1 million and converted approximately $3.3 million (per pro forma financial statements) of debt and accrued interest to equity (equity has a value of $5,970,000 at $0.18 per share). Tell us why $250,000 of compensation expense should be included in the new basis. Additionally, clearly disclose how you are accounting for the minority interest since it resulted in a debit balance (i.e., included in stockholder’s equity instead of a separate line item).

Company Response to Staff Comment No. 54.  We have revised footnote (a) under the table on page B-3 to disclose a schedule showing the calculation of purchase price (Investor Group “New Basis”).  We refer you to our internal memorandum that discusses rationale for the calculation of the “New Basis”, which is attached as Appendix A to this response.  We have clearly disclosed how we account for debit balances to minority interest in footnote (d) to the pro forma financial statements.

Pro Forma Consolidated Balance Sheet. p. B4

55.       We note your pro forma adjustment (adjustment (a)) to debit common stock subscribed for $1 million. There does not appear to be an offsetting credit to this adjustment. In this regard, clearly disclose the purpose of the adjustment (i.e., show the issuance of the shares of common stock). Advise and revise as necessary.

Company Response to Staff Comment No. 55.  We have revised the pro forma consolidated balance sheet on page B-4 to include a pro forma adjustment for the issuance of 10 million shares of common stock with a par value of $0.01 per share.  We have also revised footnote (a) to clearly disclose the purpose of the adjustment.

Pro Forma Consolidated Statement of Operations p. B-5

56.       We note that you have provided pro forma consolidated statements of operations for the three and nine months ended September 30, 2004. You should also provide a pro forma consolidated statement of operations for your fiscal year ended December 31, 2003. Also provide the book value per share as of the date of your most recent balance sheet. We refer you to Item 1010(b) of Regulation M-A.

Company Response to Staff Comment No. 56.  We have provided a pro forma consolidated statement of operations for our fiscal year ended December 31, 2003 on page B-6.  We have also provided the book value per share as of our most recent balance sheet as of September 30, 2004 on page B-5.

Footnotes to Pro Forma Financial Statements p. B-7

57.       Your notes to the pro forma financial statements do not provide the basis for some of your adjustments and in some instances are incomplete. For example your adjustment for common stock subscribed appears to describe a transaction that is already included in your balance sheet. In addition your pro forma adjustments (b) and (f) relate to amortization and interest expense adjustments but your disclosure of how these adjustments were calculated is incomplete. Revise your notes to provide investors a clear explanation of your adjustments, the amounts being adjusted, how the adjustments were calculated, if applicable, and the periods that the adjustments are recorded.

Company Response to Staff Comment No. 57.  We have revised our notes on pages B-9 and B-10 to provide investors a clear explanation of your adjustments, the amounts being adjusted, how the adjustments were calculated, where applicable, and the periods that the adjustments are recorded.

58.  In tabular form, disclose how the purchase price was allocated. Describe in detail all intangibles acquired. Clearly disclose how you determined the step-up in value of net assets. Clearly disclose how this value was determined. You disclose in note (b) that intangible assets will be amortized over a five year life and no amounts have been allocated to goodwill. Revise your notes to disclose your allocation of the purchase price by asset group such as furniture fixture and equipment, intangible assets, goodwill and the depreciation/amortization periods for each group. If you have not received a valuation of your assets/liabilities, estimate the fair values to be assigned to each asset/liability group and disclose that they are estimated values.

Company Response to Staff Comment No. 58.  We have disclosed on pages B-3 and B-4 and in footnote (b) to the pro forma financial statements on page B-9 the allocation of the step up in basis of the assets, a detail of the intangibles acquired and their related estimated values as well as depreciation/amortization periods for each group.  We have also disclosed the fact that we have not received a third party valuation of our assets/liabilities and have disclosed that our amounts included in the pro forma financial statements are estimates.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003, p. C-8

59.  Please quantify the impact of each identified source for significant changes, from period to period in line items of your financial statements. For example, you state that the decrease in revenue was attributable to reduced volume as well as rates. Please quantify how much of the decrease was a result of reduced volume or rates. You indicate that your SG&A expense increased primarily because of increased selling and marketing expenses. How much of the Increase is attributable to such selling and marketing expenses? Please revise your results of operations discussion here and elsewhere accordingly.

Company Response to Staff Comment No. 59.  We have revised our results of operations discussions for the Year Ended December 31, 2002 Compared to Year Ended December 31, 2003 on page C-8 and for Year Ended December 31, 2001 Compared to Year Ended December 31, 2002 on page C-9 to quantify the impact of each identifiable source of significant changes.

Contractual Obligations and Commercial Commitments. p. C-7

60.  Please prepare a separate section discussing any off-balance sheet arrangements. Please see Item 303(a)(4) for additional guidance.

Company Response to Staff Comment No. 60.  We have added a disclosure below the “Contractual Obligations and Commercial Commitments” table on page C-7 to discuss off-balance sheet arrangements and the nature of such arrangements.

Report of Independent Certified Public Accountants. pp. C-13 and C-14

61.  Provide updated auditor’s opinions that comply with PCAOB AS No. 1. That is, the audit report should indicate that the audit was conducted in accordance with the standards of the PCAOB. Please revise.

Company Response to Staff Comment No. 61.  We have included revised auditor’s opinions on pages C-13 and C-14 to comply with PCAOB AS No. 1.

Note 12- Stockholders’ Deficiency. pp. C-36 to C-37

62.  Your stock option table on page C-37 appears to contain some errors. The column titled “Weighted Average Remaining Contractual Life” appears to be set forth in dollars. In addition, the information set, forth in the column titled “Weighted Average Exercise Price” does not appear to correlate with, the range exercise prices of the stock options being illustrated.

Company Response to Staff Comment No. 62.  We have eliminated the dollar sign in the column titled “Weighted Average Remaining Contractual Life” and have corrected the amounts in the column titled “Weighted Average Exercise Price” on page C-36.

Pro Forma Financial Information. pp. D-14 to D-17

63.  The information presented on pages D-14 to D-17 appears to be redundant with respect to the information presented in your Appendix B. Please revise accordingly.

Company Response to Staff Comment No. 63.  We have deleted the redundant information commencing on page D-11 and inserted a reference to the “Pro Forma Financial Information” commencing on page B-3.

Form 10-Q for the quarter ended September 30, 2004

General

64.  We note your customer deposits as of September 30, 2004 were $2.2 million. Tell us whether your customer deposits as of September 30, 2004 represent advance payments on products or any contracts for delivery of services that are considered backlog orders. If not, tell us what customer deposits represent. Tell us whether you have any backlog orders for your products, or any contracts for delivery of services over a future period. We refer you to paragraph (c)(l)(viii) of Item 101 of Regulation S-K. If so, revise to disclose this information. Describe the controls and procedures you have to properly identify any backlog.

Company Response to Staff Comment No. 64.  Our customer deposits as of September 30, 2004 represent advance payments on products as well as deposits on contracts for delivery of services for both backlog orders.  Deposits also include prepayments on annual maintenance contracts prior to the service commencement date of the respective maintenance contracts.  We have made the required disclosures of Item 101 (c)(1)(viii) of  Regulation S-K on page 19 of our Form 10-Q/A for the quarter ended September 30, 2004 attached as Appendix B.

Item 4(a). Evaluation of Disclosure Controls and Procedures. p. 22

65.  We note that your auditors orally informed you of significant deficiencies in your internal controls. Tell us whether these significant deficiencies considered together result in a material weakness in your internal controls, In addition tell us whether these significant deficiencies resulted in any adjustments to your financial statements identified by your independent auditors, and if so, tell us the nature and amounts of the adjustments and the periods they occurred.

Company Response to Staff Comment No. 65.  In our opinion, the significant deficiencies that the auditor’s orally informed us in connection with their review of our Form 10-Q for the quarter ended September 30, 2004, considered together, do not result in a material weakness in our internal controls.  The nature and amounts of the adjustments to our financial statements identified by our independent auditors, all of which occurred in the third quarter of 2004, were as follows:

•	Under accrual of interest expense	$10,000
•	Understatement of services revenue	42,000
•	Under accrual of consulting expense	8,000
•	Under accrual of taxes	6,000
•	Overstatement of revenue on contract	243,000

The overstatement of revenue of $243,000 related to a contract with payment terms over a three-year period.  All other terms were in accordance with our normal business practices.  As the payment terms exceeded one year and it is not in our normal business practice to provide such extended payment terms, revenue was reversed and is being recognized on a cash basis.  There are no other arrangements with customers with extended payment terms over one year.  As a standard practice, we present and discuss all material revenues recorded during any quarter during our quarterly reviews with our auditors.  This item was brought to the attention to our auditors to discuss revenue recognition for this particular customer as a payment terms were extended beyond our normal business terms.  The auditors then advised us to defer the revenue and recognize on a cash basis.  Accordingly, we did not consider this a material weakness under the new PCAOB guidelines even though it is a material adjustment as we were aware of the revenue recognition issue and requested  advice from our auditors on appropriate treatment.

66.  You disclose that management has taken steps to improve the internal control weaknesses. Revise to disclose the nature of the steps you are taking to improve your internal controls, the timeline for implementation and what you are doing to mitigate the weaknesses in the system improvements to ensure that the financial statements are fairly presented in accordance with GAAP.

Company Response to Staff Comment No. 66.  We have revised the third paragraph of “Item 4(a) “Evaluation of Disclosure Controls and Procedures” to disclose steps taken since the filing of our Form 10-Q for the quarter ended September 30, 2004 to improve our internal controls and the timetable for its implementation.  We have also disclosed what we are doing to mitigate the weaknesses in our systems to ensue that the financial statements are fairly presented in accordance with GAAP.  See our Form 10-Q/A for the quarter ended September 30, 2004 attached as Appendix B.

67.  We note that in the first paragraph of this section that the principal executive officer and principal financial officer concluded, based on their review, that disclosure controls and procedures are effective. In the last paragraph of this section you disclose that the Company has concluded that, except as noted above, and subject to the inherent limitation in all control systems the Company’s current disclosure controls and procedures are sufficient. Management may not state that disclosure controls and procedures are effective except to the extent that certain problems have been identified or express similar qualified conclusions. Rather management must take those problems into consideration when concluding whether internal control over financial reporting is effective. Management may state that internal controls are ineffective for specific reasons. We refer you to Release No. 33-8238. Revise your disclosures as necessary.

Company Response to Staff Comment No. 67.  We have revised the fourth paragraph of “Item 4(a) “Evaluation of Disclosure Controls and Procedures” to delete the reference to exceptions and to conclude that our internal control over financial reporting is effective.  See our Form 10-Q/A for the quarter ended September 30, 2004 attached as Appendix B.

We acknowledge the following:

•   The filing persons are responsible for the adequacy and accuracy of the disclosures in the filing;

•   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate your timely review of our amended filings and are hopeful that we have responded fully and completely to your questions and requests.  As our financial statements become stale as of February 12, 2005, we are very motivated to get the definitive documents on file and mailed prior to that date as freshening up the financial statements to December 31, 2004 will delay are filings several months as we would then need to complete our fiscal year end audit.  As noted in the information statement, there are substantial cost savings if we privatize by February 12, 2005.

Thank you for your time. Should you have any further questions or additional advice, we can be reached at 949-598-6160 or fax 949-598-6606. Contacts here are Mr. James W. Dolan, CFO at 949-598-6404 (mobile number 949-929-7069) and Mr. William Brian Kretzmer 949-598-6160 or 6798.

Sincerely,

William Brian Kretzmer

Chief Executive Officer and President

WBK:ps

Enclosures – Redlined Amendment No. 1 to Schedule 13E-3 and

Amendment No. 1 to Preliminary Information Statement

Appendix A- Internal Memorandum

Appendix B- Amendment No. 1 to Form 10-Q for the Quarter Ended September 30, 2004

APPENDIX A

MEMORANDUM

To	MAI Files	Date	November 1, 2004
Re	MAI Recapitalization Transaction	From	James W. Dolan

Transaction

CSA was an outside holder of 2,433,333 shares of the Company’s common stock and approximately $3.7 million of non-convertible Company indebtedness ($2.8 million of debt and approximately $900,000 of accrued interest), originally acquired as a result of a legal settlement. The Company was delinquent on its repayment of the indebtedness, and CSA had certain foreclosure rights against the Company’s assets.  On April 9, 2004, an Investor Group, consisting of certain members of senior management (Mr. Ressler, Mr. Dolan and Mr. Kretzmer) and Canyon Capital Advisors (the Company’s largest secured creditor and shareholder) (“Investor Group”), acquired CSA’s equity position and most of the aforementioned Company indebtedness from CSA in a private transaction for $1,000,000 in cash. CSA retained $500,000 of Company indebtedness after the closing of the transaction. On September 22, 2004, at the Company’s annual shareholders’ meeting, the shareholders approved (in proposal number 2) that the Investor Group may convert the Company indebtedness to the Investor Group (debt and accrued interest) of approximately $3.3 million acquired from CSA for shares of the Company’s common stock based upon a conversion price of $0.10 per share, and invest $1,000,000 of new cash proceeds into the Company in a private placement at $0.10 per share and receive 10,000,000 shares of the Company’s common stock. In September 2004, the Investor Group infused the $1 million of new cash and on November 1, 2004, the Company issued 10 million shares of common stock for such infusion.  On November 1, 2004, the Company also converted the indebtedness to the Investor approximating $3,317,211 (principal and accrued interest), canceled the note and issued an additional 33,172,110 shares of common stock to the Investor Group. The 43,172,110 shares of Company common stock issued in the Management Equity/Conversion Transaction is subject to certain terms and conditions, including the fact that it will initially be ‘restricted’ stock, not available for sale. The ownership of the individuals involved in the transaction prior to the transaction and then the total ownership of the Investor Group after the transaction is shown below:

Name	# of Shares Beneficially Owned	# of Shares Excluding Options and Warrants	Approx % Owned Pre Conversion Transaction	Approx % after Conversion Transaction	Total Outstanding Shares (9/30/04)
Investor Group – Pre-existing Individual Ownership:
Canyon Capital Advisors LLC group	1,603,100	1,603,100	10.92%	2.77%
Richard S. Ressler (Chairman of Board)	866,100	614,225	4.19%	1.06%
W. Brian Kretzmer (CEO)	686,033	252,700	1.72%	0.44%
James W. Dolan (COO)	291,667	150,000	1.02%	0.26%
Sub-total of Individual Ownership	3,446,900	2,620,025	17.85%	4.53%	14,675,752

Investor Group – Acquisitions through LLC:
(Expected that Canyon and Ressler will have 3/8 each and Dolan and Kretzmer will have 1/8 each of the LLC units)
Canyon Capital Advisors LLC group		17,102,041		29.56%
Richard S. Ressler (Chairman of Board)		17,102,041		29.56%
W. Brian Kretzmer (CEO)		5,700,681		9.86%
James W. Dolan (COO)		5,700,680		9.86%
Sub-total of Investor Group Ownership (33,172,110 + 2,433,333 +10,000,000)		45,605,443		78.84%	43,172,110

Totals:		48,225,468		83.37%	57,847,862

The Investor Group holds its ownership in the Registant’s shares through HIS Holding, LLC (“HIS Holding”), a Delaware limited liability Company of which the Investor Group are all members. The LLC was funded by pro rata cash contributions from the four members totaling $2 million, which were used for the aforementioned debt and stock acquisitions. Orchard Capital Corporation (“Orchard”) is the managing member of HIS Holding. Orchard is beneficially-owned by Richard S. Ressler, and as a result, Mr. Ressler has sole voting and dispositive control over Investor Group decisions.

The Company set up an independent committee of the BOD to oversee the details of this transaction, hired a separate law firm (Rutan and Tucker), and obtained a fairness opinion from Marshall & Stevens as to the fairness to the existing shareholders of the $.10 per share value used to convert the debt to be held by the LLC and to purchase the additional 10,000,000 shares. Historical weekly prices of the Company’s stock from June of 2003 are provided in Exhibit A attached. A summary of closing prices on selected dates is as follows:

December 31, 2003	$0.14
April 8, 2004	$0.18
July 19, 2004	$0.15

Upon completion of the recap transaction, including sale of the new equity to the Investor Group and debt conversion, the Company applied push down accounting to the above transactions because the change in ownership results in the Investor Group holding 83.37% of the Company post-transaction.

Question

Is push-down accounting appropriate for the above described transaction, and are there other accounting issues that need to be addressed by the Company?

Literature

Topic 5-J Push Down Basis of Accounting

The staff believes that purchase transactions that result in an entity becoming substantially owned establish a new basis of accounting for the purchased assets and liabilities.

The staff will not object to the application of push down accounting where the “parent” acquires between 80% and 94%.

The staff believes that fair value information may generally be more relevant or meaningful to financial statement users than historical cost information.  Furthermore, the staff believes that Topic 5-J recognizes that as the population of investors or users of financial statements decreases and the majority investor’s ability to control the subsidiary’s form of ownership increases, fair value information prevails over continuity of the subsidiary’s historical cost information.

Investors agreeing to mutually promote the acquisition and to collaborate on the subsequent control of the registrant should be viewed effectively as one investor, referred to as a “collaborative group.”

EITF Topic D-97

Provides SEC staff views as to whether an investor is part of a collaborative group of investors

White paper on Push Down Accounting, dated 10-30-79

Indicates that a substantial change in ownership justifies a new basis of accounting.

KPMG Guide on Business Combinations - 1996

If push down accounting is applied when less then 100% of voting shares are purchased, …the carrying amounts of the net assets acquired after the push down adjustments should reflect the fair value of the net assets acquired to the extent of the change in ownership and the historical amounts to the extent of the remaining minority interests………similar to the basis in a step acquisition.

PwC Guidance on Push-down accounting (attached as Exhibit B)

PwC Guidance – Calculating Subsidiary Equity (attached as Exhibit C)

Company’s Position on Accounting for Transaction

The Company believes that the aforementioned transaction permits but does not require use new basis or push down accounting since the members of the Investor Group will hold between 80 and 94% of the voting shares of the Company, and they wish to apply push down accounting. The Company is in the process of obtaining an independent valuation of the Company’s existing assets and liabilities and that they will probably have identifiable intangibles that will have to be amortized over a short (3-7 years) period.

Analysis of Effect of Applying Pushdown Accounting

As of September 30, 2004, the Company has a stockholders’ deficit of $13.412 million and an accumulated deficit of $232 million. After application of the proposed pushdown accounting, the portion of the historic deficit attributable to the Control Group’s new ownership will be eliminated, and stockholders’ deficit will be partially reset based on the Investor Group’s new basis in MAI of $2.25 million. Post pushdown stockholders’ equity (deficit) will be calculated as follows (in thousands):

Non-Investor Group:
Historic stockholders’ deficit at 9/30/04	$(13,412)
Pro Forma Stock Compensation Expense	— (a)
Pro Forma Beneficial Conversion Expense	— (b)
Pro Forma stockholders’ deficit at 9/30/04	$(13,412)
Non-Investor Group ownership % (100% - 83.37%)	16.63%
Non-Investor Group basis to carry over		$(2,230)

Investor Group:
New basis to push down		2,250 (c)
Original basis to carry over:
Historic stockholders’ deficit	$(13,412)
Investor group pre-existing ownership %	4.53%
		(608)
Post pushdown stockholders’ equity (deficit)		$(588)

(a)   Excluded since no net impact on stockholders’ deficit. Also see “Stock Compensation” below.

(b)   Excluded since no net impact on stockholders’ deficit. Also see “Beneficial Conversion” below.

(c)   $2m investment in Investor Group used to purchase debt and stock plus $250k stock comp expense attributable to members of Investor Group (See “Stock Compensation” below).

Based on the balance sheet as of September 30, 2004, and considering the debt conversion, this will result in a step-up in basis of the net assets of the Company of approximately $9.5 million as follows (in thousands):

Historical stockholders’ deficit	$(13,412)
Conversion of Investor Group debt at book value	3,293
Step up in value of net assets	9,531
Post push-down stockholders’ deficit	$(588)

As of September 30, 2004, Stockholders’ deficit will be adjusted as follows to reflect the above:

	Historical Equity	Stock Comp	BCF	Debt Conversion	Subtotal	Push-Down Entry (a)	Pro Forma Equity
Stockholders’ deficit:
Common Stock	$219,264	$250	$2,635	$3,293	$225,442	$(176,185)	$49,257
Accumulated OCI	(1,077)	—	—	—	(1,077)	849	(228)
Accumulated deficit	(231,599)	(250)	(2,635)	—	(234,484)	184,867	(49,617)
Total	$(13,412)	—	—	$3,293	$(10,119)	$9,531	$(588)

(a)   Accumulated deficit and OCI are adjusted to equal minority interest’s share (16.63%) + Investor group share from pre-existing ownership (4.53%) of pre transaction amounts.

Common stock adjustment = balance necessary to force net equity change to equal $10,128 step up in book value.

The Company will obtain an outside appraisal to determine how to allocate the step-up in basis between existing assets and liabilities, new intangible assets, and goodwill.

It is likely that a significant portion of the step up will be allocated to technology intangibles relating to the new software product to be released later this year (representing the excess of FV over amounts already capitalized under FAS 86), and to customer relationship intangibles relating to existing maintenance and service customers who are expected to continue with the Company.

The technology and customer intangibles would prospectively be measured for impairment based on objective criteria used to establish their initial valuations.

Control Group - Application of push-down accounting requires that the acquiring parent or control group obtain at least an 80% ownership interest, either in a single transaction, or though a series of transactions. In the present case, the Investor Group has acquired 78.84%, and the members of the Investor Group previously held 17.85% ownership. A question arises as to whether it is necessary for the Investor Group to hold greater than 80%. We believe the 78.84% interest held by the Investor Group effectively ties the four members together into a control group, and that the remaining outside holdings of 4.53% (totaling 83.37%) should also be treated as held by the control group for purposes of applying push-down accounting, and in accordance with guidance in Topic D-97. (See attached PwC Guidance with respect to Topic D-97).

We believe that the above transaction can appropriately be accounted for using push down accounting.

Financial Statement Presentation

In the period that the Investor Group’s ownership exceeds 80%, pushdown accounting will be reflected in the financial statements as follows:

1.     The period end balance sheet assets, liabilities, and equity will be stepped up as described above.

2.     The statement of operations for the period of the change will present separate columns for pre-conversion (oldco) activity and post conversion (newco) activity. Oldco activity will include stock compensation and beneficial conversion charges resulting from the recapitalization transaction as described below.

Additional Issues  -

Stock Compensation

The three members of senior management participating in the Investor Group, and will receive a combined 62.5% interest in the
10 million shares to be sold to the Investor Group.  These ownership interests will be “purchased” for amounts that are less than the market trading prices of the Company’s common stock on the date of purchase, but for amounts that are equal to the price being paid by Canyon Capital, the outside investor. APB 25 indicates that

“Compensation for services that a corporation receives as consideration for stock issued through employee stock option, purchase, and award plans should be measured by the quoted market price of the stock at the measurement date less the amount, if any, that the employee is required to pay.”

Based on the above guidance, the Company should record compensation expense equal to the excess of quoted market price over the purchase price for the shares allocated to members of management in the transaction. This expense should be measured and recorded on the date that the shares are issued to the Investor Group which is deemed the measurement date under APB 25.  This compensation expense will be measured as of the date the shares are issued and recorded on oldco’s books since it results from the transaction that gives rise to push-down accounting.  Based on a closing price of MAI common stock on October 31, 2004 (the date of issuance of the new shares) of $0.14 per share, the compensation expense would be calculated as follows:

# shares	10,000,000
% interest of members of MAI management	62.5%
	6,250,000
Excess of market value over purchase price ($0.14 - $0.10)	$0.04	per share
Estimated stock compensation	$250,000

As indicated above, the actual amount of this compensation charge will be determined based on the closing market price of MAI common stock on the date of shareholder approval. For purposes of the pro forma financial statements as of and for the periods ended September 30, 2004, the pro forma stock compensation charge should be based on the market price on the date of issuance of November 1, 2004.

Note that this stock compensation expense is also being treated as part of the Investor Group’s basis in MAI that is being pushed down to MAI’s books (see Analysis of Effect of Applying Pushdown Accounting above).

Beneficial Conversion

The Investor Group is being given a conversion right to convert the debt to equity at $0.10 per share. No written agreement between MAI and the Investor Group exists yet with respect to this conversion right, however, as disclosed in the proxy, MAI plans to allow conversion at $0.10 per share upon shareholder approval, which was received on September 22, 2004. MAI did not believe it was legally required to obtain shareholder approval for the conversion transaction, however, now that approval has been received, the Investor Group converted the debt on November 1, 2004. A question arises as to when and how the BCF should be measured. Two alternatives with respect to when measurement should occur are as follows:

1.     On April 9, 2004, upon purchase of the underlying debt by the Investor Group. This debt purchase was made with the knowledge and understanding of both MAI and the Investor Group that the Investor Group would, subject to shareholder approval, convert the acquired debt at a $0.10 per share rate. The conversion plans and rate were an integral part to the negotiations that led to the debt purchase. As such, it appears that a contingent conversion right was essentially granted on April 9, and that this contingent conversion right should be measured on the date of grant in accordance with EITF 98-5 paragraph 13 which indicates “that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved.”

2.     Upon shareholder approval of the conversion. Since no written conversion right has legally been granted to the Investor Group, the measurement date would not occur until this occurs.

An additional question arises as to how the BCF should be measured. EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, indicates that measurement should be based on fair value, and that:

“Quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available. That quoted price should not be adjusted to reflect transferability restrictions, large block factors, avoided underwriter’s fees, or time value discounts. If a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances.”

The SEC has further commented as follows in their letter to MAI dated May 28, 2004: “it is the Staff’s position that the best indicator of the value of a Company’s stock is the market price, regardless of the size of the trading market.”

We note that the average daily trading volume for the trailing three months was approximately 8,000 shares, or less than 0.1% of total outstanding shares, and that MAI’s common stock are thinly traded. In addition, we note that the Investor Group’s April 9 purchase of stock and debt from CSA represents an independent stock transaction since CSA is an outside third party investor in MAI. Accordingly, the common stock transaction price of $0.10 per share negotiated between the Investor Group and CSA is an indicator of fair value of the common stock on that date. We believe, based on the thinly traded nature of MAI’s common stock, and that the CSA transaction occurred on the date that the BCF should be measured, that it is more appropriate to base the valuation of the BCF using the $0.10 per share

CSA transaction price. This is based on our belief that $0.10 is more representative of the per share fair value of MAI’s common stock on April 9 in accordance with EITF 98-5’s requirement that measurement should be based on fair value.

We have discussed the valuation of BCF with its auditors, including the above noted SEC comment, and they will not object to MAI’s preference to value the BCF using the quoted market price on April 9, 2004 of $0.18 per share based on SEC guidance that “it is the Staff’s position that the best indicator of the value of a company’s stock is the market price, regardless of the size of the trading market.”

We note that the market price of MAI’s common stock on April 9, 2004 was $0.18 per share, and that the market price is currently below $0.18 per share. Accordingly, use of the quoted market price on April 9, 2004 results in a larger charge than use of the $0.10 CSA transaction value or use of a current market price on date of shareholder approval/conversion. We believe that it is more appropriate to use the April 9 date, based on our understanding that MAI has in substance committed to the contingent conversion on that date. The contingent charge is calculated as $2,634,650 based on the April 9, 2004 closing trade price and the indebtedness balance as of September 30, 2004 of $3,293,312 (32,933,120  shares x ($0.18 - $0.10)).  The value of the BCF should be recorded as interest expense on oldco’s books immediately prior to the step-up in basis resulting from application of push-down accounting, since the BCF results from the transaction that gives rise to push-down accounting.

Note that this BCF expense is not being treated as part of the Investor Group’s basis in MAI that is being pushed down to MAI’s books (see Analysis of Effect of Applying Pushdown Accounting and Stock Compensation above).

Also note that the BCF and stock compensation charges is not be reflected in the pro forma financial statements, since these amounts will be charged to expense in the financial statements prior to the application of push down accounting and will have no impact on the post transaction balance sheet or statement of operations. In addition they are nonrecurring charges that are directly attributable to the transaction.

Exhibit A

MAI Common Stock

Weekly Historical Close Prices

Date	Close
16-Jul-04	$0.15
9-Jul-04	$0.17
28-Jun-04	$0.17
21-Jun-04	$0.25
14-Jun-04	$0.20
7-Jun-04	$0.19
1-Jun-04	$0.20
24-May-04	$0.25
17-May-04	$0.22
10-May-04	$0.22
3-May-04	$0.27
26-Apr-04	$0.28
19-Apr-04	$0.28
12-Apr-04	$0.22
5-Apr-04	$0.18
29-Mar-04	$0.20
22-Mar-04	$0.15
15-Mar-04	$0.20
8-Mar-04	$0.16
1-Mar-04	$0.17
23-Feb-04	$0.17
17-Feb-04	$0.17
9-Feb-04	$0.24
2-Feb-04	$0.20
26-Jan-04	$0.20
20-Jan-04	$0.20
12-Jan-04	$0.26
5-Jan-04	$0.16
29-Dec-03	$0.14
22-Dec-03	$0.13
15-Dec-03	$0.15
8-Dec-03	$0.13
1-Dec-03	$0.13
24-Nov-03	$0.13
17-Nov-03	$0.13
10-Nov-03	$0.13
3-Nov-03	$0.12
27-Oct-03	$0.09
20-Oct-03	$0.09
13-Oct-03	$0.10
6-Oct-03	$0.12
1-Oct-03	$0.10

Exhibit B - PwC Comperio Guidance on Push Down Basis of Accounting

SAB Topic 5-J (SEC 4940) formalizes the SEC staff’s long standing administrative position that a purchase transaction that results in an entity becoming substantially wholly owned (as defined in Rule 1-02(aa) of Regulation S-X) establishes a new basis of accounting.  In applying push down accounting for acquisitions which do not result in the subsidiary being wholly owned, the staff will not object to the application of push down accounting where the parent acquires 80% to 94% of a subsidiary.  Moreover, when a parent owns 80% to 94% of a subsidiary, push down may be strongly encouraged or required depending on the facts and circumstances.  For example, push down may be required in this range if the remaining minority interest is held by a single party (or group of related parties that are deemed to be acting in concert) that participated in the purchase transaction and the single party or group has significant influence over the operations of the ongoing entity.  Push down is required at the 95% and above level and is not permitted where less than 80% of a subsidiary is acquired.  Accordingly, such new basis usually should be recorded in any separate financial statement presentation of the acquired company.  Separate presentation of an acquired company’s financial statements could appear in SEC filings under various circumstances including the following: (i) the acquired company’s securities are offered in part or in total to the public, (ii) the acquired company’s securities collateralize an issue registered or being issued (S-X Rule 3-16), or (iii) the acquired company is subsequently sold to another registrant and included in that registrant’s Form 8-K filing as a significant acquisition (S-X Rule 3-05).  Consultation with SEC Services or Accounting Consulting Services is recommended before concluding that SAB Topic 5-J is not applicable, particularly in circumstances that may involve a subsequent equity offering of the acquired company’s stock.

The application of push down accounting represents the termination of the old accounting entity and the creation of a new one.  Accordingly it would not be appropriate for financial statements for a given period to combine pre- and post- push down periods.  For example, it would be inappropriate for a company with a December 31, 2002 year end, for which push down was applied effective July 1, 2002, to present a single income statement for the twelve months ended December 31, 2002.

In this example, the registrant would bifurcate the income statement for 2002 into two separate periods - for the period January 1, 2002 to June 30, 2002 and for the period July 1, 2002 to December 31, 2002.  This would also be applicable for the statements of cash flows, of shareholders equity, and of comprehensive income.  In addition, the relevant footnotes would also be presented for the two distinct accounting periods.  Typically this would involve separate disclosure for the pre- and post- push down periods for income statement items affected by the push-down accounting such as depreciation expense, income tax expense, etc.

For both the financial statements and in instances where footnote disclosure is presented in a tabular format, the registrant would generally include a vertical “black line” between the predecessor and successor columns to highlight to the reader that there are two different entities.  The columns related to the two accounting entities are generally labeled “Predecessor Company” and “Successor Company,” or similar designations.  Also included would be a discussion of the presentation in the footnotes, such as in the Basis of Presentation or Merger footnote, to notify the reader that as a consequence of push down accounting, the company’s results of operations and cash flows after the merger are not comparable with those prior to the merger, and therefore have been segregated in the respective financial statements.

In applying Topic 5-J guidelines, one question that arises is whether the measure of the ownership percentage should be based on the outstanding voting shares owned by the acquirer or the total amount of voting shares controlled, by agreement or otherwise, in addition to those owned by the acquirer.  In one SEC staff speech, a staff member took the position that the SEC staff normally has looked to the percentage of outstanding voting securities owned by its parent and/or the parent’s other wholly owned subsidiaries.  Consultation with SEC Services or Accounting Consulting Services is recommended when the acquirer controls additional shares that would impact the determination of the ownership percentage.

Where the form of ownership of the acquired company is within the control of the parent, the staff believes the basis of accounting for purchased assets and liabilities should be the same regardless of whether the entity continues to exist or is merged into the parent’s operations.  However, the staff recognizes that the existence of significant outstanding public debt, preferred stock or a significant minority interest in a subsidiary might impact the parent’s ability to control the form of ownership.  In such instances, although encouraging its use, the staff generally does not insist on the application of push down accounting.

An example of a circumstance in which the staff should not insist on push down accounting follows.  Assume Company A acquires through cash tender offer all of the outstanding shares of Company B, a public company with significant outstanding public debt.  As long as Company B remains a reporting company under Section 15(d) with respect to such debt, Company B’s 1934 Act reporting responsibilities will continue.  The staff would permit Company B to continue its predecessor historical cost basis of reporting.  In a recent registrant matter, a parent entity proposed buying out the minority interest in its majority owned subsidiary.  The subsidiary had convertible debt outstanding that traded on a foreign exchange.  The question posed to the staff was whether the parent, after buying out the minority interest, was required to push its basis down to the subsidiary’s financial statements for purposes of any separate issuance of the subsidiary’s financial statements.  The parent intended to effect an IPO of the subsidiary shortly after the minority interest buyout.

The interpretive response to Question 2 in SAB Topic 5-J states, “The staff recognizes that the existence of outstanding public debt, preferred stock, or a significant minority interest in a subsidiary might impact the parent’s ability to control the form of ownership.  Although encouraging its use, the staff generally does not insist on the application of push down accounting in these circumstances” [emphasis added].

The registrant argued that SAB Topic 5-J refers to significance only in the context of minority interest, not public debt, indicating that push down accounting is not required where any public debt is outstanding at the subsidiary level.  Because its subsidiary had convertible public debt outstanding, the registrant believed that it was not required to push its basis down to the subsidiary’s stand alone financial statements that would be filed with the subsequent planned pubic offering of subsidiary shares.

The staff objected to the registrant’s conclusions.

The staff believes that fair value information may generally be more relevant or meaningful to financial statement users than historical cost information.  Furthermore, the staff believes that SAB Topic 5-J recognizes that as the population of investors or users of financial statements decreases and the majority investor’s ability to control the subsidiary’s form of ownership increases, fair value information prevails over continuity of the subsidiary’s historical cost information information.  So, while SAB Topic 5-J does not explicitly refer to significance of public debt, the staff believes that it is reasonable and consistent with the general principles in
SAB Topic 5-J to consider the significance of public debt in assessing the applicability of push down accounting.  To do otherwise would also appear to establish a different threshold for investors in public debt than for minority interest holders without an obvious conceptual basis for creating such a distinction.

In evaluating the significance of public debt, the staff believes that it is reasonable and appropriate to consider both the quantitative and qualitative significance of the public debt.  In this specific registrant’s fact pattern, the staff concluded that the public debt was neither quantitatively nor qualitatively significant.  Quantitatively, the debt amounted to approximately 5 percent of the subsidiary’s net book value and less than 1 percent of the subsidiary’s fair value.  The debt holders, in the aggregate, would hold an approximately 1 percent interest in the subsidiary on an as-if-converted basis.  Qualitatively, the debtholders had virtually no ability to control or influence the form of the parent’s ownership of its subsidiary, nor did the debtholders have any consent rights regarding the buying out of the existing minority interests, issuing subsidiary equity, or the subsidiary paying dividends.

Because the outstanding public debt was neither quantitatively nor qualitatively significant, the staff required the parent to apply pushdown accounting.  In circumstances similar to these, consultation with SEC Services or Accounting Consulting Services is recommended.

In some situations, a small number of investors may acquire greater than 95% of a target public company.  We are aware of situations where the SEC staff has used an extension of the EITF 88-16 control group concept to determine whether two or more investors should be considered as a group in determining when the target has become substantially wholly owned.  In these situations, the SEC staff concluded that a group of the investors agreeing to mutually promote the acquisition and to collaborate on the subsequent control of the registrant should be viewed effectively as one investor, referred to as a “collaborative group.”  In turn, if the collaborative group acquires greater than 95% of a registrant, push-down accounting is required.  Topic D-97 of the EITF Abstracts provides the SEC staff views as to whether an investor is part of a collaborative group of investors.  The staff believes that a rebuttable presumption exists that any investor investing at the same time as or in reasonable proximity to the time others invest in a company is part of a collaborative group with the other investors.  Determination of whether such a presumption is rebutted involves consideration of all pertinent facts and circumstances.  Among the factors considered by the SEC staff that would be indicative of an investor not being part of a collaborative group include:

I.      Independence

•      The investor is substantive.  For example, the investor is an entity with substantial capital (that is, comparable to that expected for a substantive business with similar risks and rewards) and other operations.  In contrast, an investor that is a special-purpose entity whose only substantive assets or operations are its investment in the investee generally would not be considered substantive.

•      The investor is independent of and unaffiliated with all other investors.

•      The investor’s investment in the investee is not contingent upon any other investor making investments in the investee.

•      The investor does not have other relationships with any other investor that are material to either investor.

II.    Risk of Ownership

•      The investor is investing at fair value.

•      The investor invests funds from its own resources.

•      The investor fully shares with all other investors in the risks and rewards of ownership in the investee in proportion to its class and amount of investment.  That is, the investor’s downside risk or upside reward are not limited, and the investor does not receive any other direct or indirect benefits from any other investor as a result of investing in the investee.

•      The funds invested by the investor are not directly or indirectly provided or guaranteed by any other investor.

•      The investor is at risk only for its own investment in the investee and not another’s investment in the investee.  That is, the investor is not providing or guaranteeing any part of another investor’s investment in the investee.

III.   Promotion

•      The investor did not solicit other parties to invest in the investee.

IV.   Subsequent Collaboration

•      The investor is free to exercise its voting rights in any and all shareholder votes.

•      The investor does not have disproportionate or special rights that other investors do not have, such as a guaranteed seat(s) on the investee’s board, required supermajority voting rights for major or significant corporate decisions, guaranteed consent rights over corporate actions, guaranteed or specified returns, and so forth.

•      The investor’s ability to sell its investee shares is not restricted, except as provided by the securities laws or by what is reasonable and customary in individually negotiated investment transactions for closely held companies (for example, a right of first refusal held by the investee on the investor’s shares in the event of a bona fide offer from a third party).

Fundamentally, the staff’s model is based on a view that if an investor is doing more than simply investing and obtaining and exercising rights similar to any other investor with similar ownership interests, and is expressly linked to other investors, the investor is a member of the collaborative group.

Consultation with SEC Services or Accounting Consulting Services is recommended for transactions involving the acquisition of a company by a small number of investors.

Topic 5-J also formalizes the staff’s views with respect to recording (or “pushing down”) parent company debt in the separate financial statements of a subsidiary when such debt is incurred in connection with or otherwise related to the acquisition of the subsidiary in a purchase transaction.  The staff believes that the parent company’s debt, related interest expense and allocable debt issue costs should be reflected in the subsidiary’s financial statements if: (1) the subsidiary is to assume the debt of the parent, either presently or in a planned transaction in the future; (2) the proceeds of a debt or equity offering of the subsidiary will be used to retire all or a part of the parent’s debt; or (3) the subsidiary guarantees or pledges its assets as collateral for the parent’s debt.

Other relationships may exist between the parent and subsidiary, such as the pledge of the subsidiary’s stock as collateral for the parent’s debt.  While in this latter situation, it may be clear that the subsidiary’s cash flows will service all or part of the parent’s debt, the staff will not insist that the parent’s debt be reflected in the subsidiary’s financial statements providing there is full and prominent disclosure of the relationship between parent and subsidiary and the actual or potential cash flow commitment.

Consultation with SEC Services is recommended for questions related to debt push down.

The principles in the SABs are applicable to both Securities Act and Exchange Act filings.

Exhibit C

PwC Guidance – Calculating Subsidiary Equity

.51   Investments of More than 50 Percent but Less than 100 Percent (FAS 141, par. 35-36)

FAS 141, par. 20-34 sets forth procedures for determining the cost of an acquired entity (i.e., cost generally equals the cash payment made by the parent or the fair value of other assets distributed or liabilities incurred by the parent, plus the direct costs of acquiring the investment – see ARM 5042.2).  The underlying equity in net assets of the subsidiary represents the parent’s share of the net assets of the subsidiary as reflected on the books of the subsidiary company adjusted, if necessary, to reflect application of accounting principles generally accepted in the United States.  The difference at the date of investment between the cost of the investment and underlying equity in net assets must be dealt with according to its nature.  FAS 141, par. 35-46 gives guidance in assigning the difference, and the purchase accounting procedures set forth in that discussion can be applied without modification to wholly owned subsidiaries.

However, the discussion in FAS 141 does not address the problem of assigning the difference between cost and underlying equity where the subsidiary is not wholly owned.  In such cases, the parent must deal only with its share of the difference between fair value (cost) and underlying book value of the assets and liabilities of the subsidiary company.

An alternative view advocated by some accountants is that the assets and liabilities of the purchased subsidiary should be recorded at their fair values at the date the parent purchases its majority interest, and the minority interest in the subsidiary net assets should be adjusted to reflect its share of the revalued net assets.  In this view, the purchase of the majority interest is deemed to provide an objective basis for revaluing the minority interest.  Based on current practice, we disagree with this approach. The following illustrates the accounting for an acquisition of a majority interest.  (Accounting for the acquisition of a minority interest is discussed in ARM 1163.44.)

Assumptions -

Co. A acquires 80 percent of the outstanding common stock of Co. B for $160,000 cash; therefore, the fair value of 100 percent of the shares is assumed to be $200,000.  The book value of Co. B is $100,000 (capital stock - $30,000, retained earnings - $70,000).  For ease of illustration, deferred taxes have not been included in this example (see ARM 5042.52).

	Book value	Fair value	Excess of fair value over book value	Co. A’s 80% of excess		Co. B’s purchase date B/S in consolidated Co. A

Cash	$10,000	$10,000	$—	$—		$10,000
Marketable securities	40,000	44,000	4,000	3,200	(1)	43,200
Inventories	60,000	66,000	6,000	4,800	(2)	64,800
Fixed assets	100,000	130,000	30,000	24,000	(3)	124,000
Tradename		10,000	10,000	8,000	(4)	8,000
Goodwill		40,000	40,000	32,000	(5)	32,000
Note payable	(110,000)	(100,000)	10,000	8,000	(6)	(102,000)
	$100,000	$200,000	$100,000	$80,000		$180,000

After the purchase allocation, the consolidated balance sheet of Co. A would include net assets related to Co. B of $180,000 and the minority’s interest of $20,000.

APPENDIX B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q/A

☒	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the period ended September 30, 2004 or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from           to          .

Commission file number: 1-9158

MAI Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	22-2554549
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

26110 Enterprise Way, Lake Forest, CA 92630
Address of principal executive offices

Registrant’s telephone number including area code  (949) 598-6000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒   No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based upon the last sale price of the Common Stock reported on the National Association of Securities Dealers Automated Quotation National Market System on February     , 2005 was $          .

The number of shares of common stock issued, outstanding and subscribed as of  February    , 2005 was 57,847,862.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements

MAI SYSTEMS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of December 31, 2003	As of September 30, 2004
	(in thousands, except share data)
ASSETS

Current assets:
Cash	$664	$555
Receivables, less allowance for doubtful accounts of $335 in 2003 and $311 in 2004	1,313	2,130
Inventories	47	74
Prepaids and other assets	814	659

Total current assets	2,838	3,418

Furniture, fixtures and equipment, net	758	501
Intangibles, net	2,876	3,697
Other assets	58	14

Total assets	$6,530	$7,630

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current liabilities:
Current portion of long-term debt	$3,646	$983
Accounts payable	904	1,078
Customer deposits	2,334	2,243
Accrued liabilities	3,059	2,725
Income taxes payable	85	111
Unearned revenue	3,209	3,415

Total current liabilities	13,237	10,555

Long-term debt	7,135	9,982
Other liabilities	744	505

Total liabilities	21,116	21,042

Commitments and contingencies

Stockholders’ deficiency:
Preferred Stock, par value $0.01 per share; 1,000,000 shares authorized, none issued and outstanding	—	—
Common Stock, par value $0.01 per share; authorized 99,000,000 shares; 14,875,752 and 14,675,752 shares issued,outstanding and subscribed at December 31, 2003 and September 30, 2004, respectively.	152	152
Additional paid-in capital	218,112	218,112
Common stock subscribed	—	1,000
Accumulated other comprehensive loss
Minimum pension liability	(1,005)	(1,005)
Foreign currency translation	(2)	(47)
Unearned Compensation	(53)	(25)
Accumulated deficit	(231,790)	(231,599)

Total stockholders’ deficiency	(14,586)	(13,412)

Total liabilities and stockholders’ deficiency	$6,530	$7,630

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAI SYSTEMS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited)		(Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2004	2003	2004
	(in thousands, except per share data)		(in thousands, except per share data)
Revenue:
Software	$842	$842	$3,098	$2,945
Network and computer equipment	104	118	339	329
Services	3,868	3,923	11,315	11,683
Total revenue	4,814	4,883	14,752	14,957

Direct costs:
Software	167	40	425	369
Network and computer equipment	73	103	238	272
Services	1,109	1,264	3,384	3,446
Total direct costs	1,349	1,407	4,047	4,087

Gross profit	3,465	3,476	10,705	10,870

Selling, general and administrative expenses	2,307	2,200	7,277	6,900
Research and development costs	764	956	2,104	2,756
Other expense (income)	(134)	48	(181)	67

Operating income	528	272	1,505	1,147

Interest income	—	—	1	1
Interest expense	(286)	(303)	(928)	(882)
Other non-operating expense	(98)	(22)	(309)	(60)

Income (loss) before income taxes	144	(53)	269	206
Income tax benefit (expense)	(12)	(5)	41	(15)

Net income (loss)	$132	$(58)	$310	$191

Income (loss) per share:

Net income (loss) per share:

Basic income (loss) per share	$0.01	$0.00	$0.02	$0.01

Diluted income (loss) per share	$0.01	$0.00	$0.02	$0.01

Weighted average common shares used in determining income (loss) per share:

Basic	14,575	14,676	14,525	14,676
Diluted	14,875	14,676	14,825	14,676

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAI Systems Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30,
	2003	2004
	(in thousands)
Net cash provided by operating activities:	$619	$405

Cash flows used in investing activities:
Proceeds from note receivable	250	—
Capital Expenditures	(240)	(98)
Acquisition of unconsolidated subsidiary	(79)
Capitalized software development costs	(619)	(821)
Net cash used in investing activities	(688)	(919)

Cash flows used in financing activities:
Proceeds for common stock subscribed	—	1,000
Repayments on long-term debt	(312)	(594)
Net cash used in financing activities	(312)	406

Net cash used in operations	(381)	(108)

Effect of exchange rate changes on cash	(3)	(1)

Net change in cash	(384)	(109)

Cash at beginning of period	545	664

Cash at end of period	$161	$555

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAI Systems Corporation

Notes to Condensed Consolidated Financial Statements

Three and Nine Months ended September 30, 2004

(Unaudited)

1.             Basis of Presentation

Companies for which this report is filed are MAI Systems Corporation and its wholly owned subsidiaries (the “Company”).  The information contained herein is unaudited, but gives effect to all adjustments (which are normal recurring accruals) necessary, in the opinion of Company management, to present fairly the condensed consolidated financial statements for the interim period.  All significant intercompany transactions and accounts have been eliminated in consolidation.

Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), and these financial statements should be read in conjunction with the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, which is on file with the SEC.

2.             Liquidity

Although the Company has a net stockholders’ deficiency of $13,412,000 and a working capital deficit of $7,137,000 at September 30, 2004, the Company expects to generate positive cash flow from its operations during 2004 and 2005 from shipping out products and services from its current backlog as of September 30, 2004 as well as new orders to meet its operating and capital requirements. In the event that the Company cannot generate positive cash flow from its operations, the Company can substantially reduce its research and development efforts to mitigate cash outflow to help sustain its operations.  There can be no assurance that the Company will be able to sustain profitability or generate positive cash flow from operations.  These financial statements have been prepared assuming the Company will continue to operate as a going concern. If the Company is unsuccessful in the aforementioned efforts, the Company could be forced to liquidate certain of its assets, reorganize its capital structure and, if necessary, seek other remedies available to the Company, including protection under the bankruptcy laws. The restructured debt, pursuant to the original inter-creditor agreement between Canyon Capital and Coast, which was sold to Wamco on May 15, 2003, contains various restrictions and covenants.  In the event that the Company were not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the term debt would be immediately due and payable.  The Company is in compliance with the amended debt covenants as of and for the period ended September 30, 2004. There is no guaranty that the Company will meet its debt covenants in the future.  In the event that the Company were not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the term loan would be immediately due and payable.

3.             Inventory

Inventories are summarized as follows:

	December 31, 2003	September 30, 2004
	(dollars in thousands)
Finished goods	$39	$67
Replacement parts	8	7

	$47	$74

4.             Business Acquisitions

Hospitality Services & Solutions

On June 23, 2002, the Company acquired substantially all of the assets and assumed certain liabilities of Hospitality Services & Solutions (“HSS”) including a 35% ownership in AMDB – HIS (“AMDB”) pursuant to a stock purchase agreement for 100,000 shares of common stock valued at $32,000 (the quoted market price of the common stock at the time the terms were agreed), and $75,000 in cash.  Additionally, the shareholders of HSS received a 20% minority interest in the Company’s combined operations in Asia. HSS was acquired for the Company to expand its operations in the Asian marketplace, strengthen its management team in the territory and create new opportunities for its new enterprise capable suite of products.  The net assets acquired from HSS are used in the business of software design, engineering and service relating to hotel information systems.  The net assets also include subsidiaries of HSS in Malaysia, Singapore and Thailand.  The Company recorded $297,000 of goodwill (deductible for tax purposes) in connection with the acquisition of HSS.  Pro forma results of operations as if this acquisition had occurred at the beginning of 2001 and 2002 are not shown because its impact would have been immaterial.

Included in the acquired assets of HSS was a 35% interest in AMDB, an online reservation service, originally purchased by HSS for $66,000.  On February 20, 2003, the Company entered into an agreement whereby it acquired the remaining 65% for $79,000 payable over 6 month installments.  The net liabilities of $15,000 acquired are used to support an online reservation service related to hotel information systems.  The Company recorded $159,000 of goodwill in connection with the acquisition of AMDB.  Pro forma results of operations as if this acquisition had occurred at the beginning of 2003 are not shown because its impact would have been immaterial.

5.             Long-Term Debt

Wamco 32 Ltd.

On January 13, 2003, the Company re-negotiated the terms of its credit facility with Coast Business Credit (“Coast”) whereby the outstanding balance of $1,828,000 was converted to a term loan which accrues interest at 9.25% per annum and requires monthly payments of $58,000 over a 36 months period commencing March 1, 2003.  On February 7, 2003, the Federal Deposit Insurance Corporation (“FDIC”) put Coast and its parent company, Southern Pacific Bank, into receivership and held all of Coast’s assets for sale to third parties.  On May 15, 2003, the loan was sold to Wamco 32, Ltd. (“Wamco”).  This sale of the loan by the FDIC did not change any of the terms of the Company’s loan agreement.  The Company is required to pay Wamco additional principal payments on a quarterly basis based upon an EBITDA-based formula commencing March 31, 2003.  For the period ended September 30, 2004, there are no additional principal payments required under the EBITDA-based formula.

On April 9, 2004, the Company successfully re-negotiated the terms of its loan whereby the maturity date was extended to February 28, 2006.  In addition, various restrictions and covenants, pursuant to the inter-creditor agreement between Canyon and Wamco, were amended to modify the financial covenants to a minimum quick ratio of  0.20 to 1.00 and a minimum debt coverage ratio of 0.50 to 1.00 effective for the three month period ended March 31, 2004 and for each and every fiscal quarter ending thereafter.  The Company was in compliance with the amended debt covenants as of and for the period ending September 30, 2004. There is no guaranty that the Company will meet its debt covenants in the future.  In the event that the Company were not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the term loan would be immediately due and payable.  As of December 31, 2003 and September 30, 2004, the balance of the term loan was $1,366,000 and $907,000, respectively.

Canyon Capital Management LP

On January 13, 2003, the Company modified its 11% subordinated notes payable agreement with Canyon Capital Management LP (“Canyon”), whereby the Company is required to make monthly interest payments of $52,000 until the Wamco term loan is paid off in full at which time the note payable will be converted into a three-year amortizing loan which will accrue interest at 11% per annum and requires equal monthly payments of principal and interest such that the subordinated debt will be paid in full at the end of the amended term.  Upon the repayment of the Wamco debt in full, the Company will also be required to pay Canyon additional principal payments on a quarterly basis based upon an EBITDA-based formula.  Additionally, the Company issued to Canyon 200,000 shares of its common stock valued at $20,000 (the quoted market price of the common stock at the time the terms were agreed) and agreed to issue one million warrants at an exercise price of $0.40 per share valued at $42,000 (using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 6.5%, volatility of 80% and an expected life of 5 years).  The $62,000 is being amortized to interest expense over the term of the modified note.  The principal balance outstanding on the subordinate notes payable to Canyon was approximately $5,662,000 and $5,660,000 respectively at December 31, 2003 and September 30, 2004, respectively.

CSA Private Limited

In connection with a settlement agreement in February 2001 with CSA Private Limited (“CSA”), the Company issued $2.8 million of subordinated debt to CSA.  The $2.8 million of debt was secured by all of the Company’s assets, which was subordinate to Wamco and Canyon, accrued interest at 10% per annum and required payments of $37,500 from March 1, 2002 through September 1, 2002 and monthly payments of $107,500 commencing on October 1, 2002 until October 2003 when all remaining unpaid principal and accrued interest was to be paid in full.

The agreement with CSA was amended whereby the Company was required to make payments under the subordinated note unless and until it paid $1 million by December 31, 2002.  Upon payment of the $1 million, contractual payments under the subordinated note would have ceased until a final payment in the amount of $400,000 is paid by February 28, 2003.  If the Company did not make all of the modified payments to CSA, the subordinated note would revert back to its original terms.  The Company did not make the modified payment and have not made any payments since September 2002.  CSA did not formally notify the Company of its default.

On April 9, 2004, the Company successfully amended its agreement with CSA whereby the principal balance and accrued interest through March 31, 2004, totaling $3,633,000, were converted to two new notes.  The first note for $500,000 accrues interest at 10% per annum and provides for monthly payments of $10,000 until the Wamco and Canyon debt is paid in full.  Thereafter, the note provides for monthly payments in an amount equal to the greater of i) $10,000 or ii) the amount required to fully amortize all remaining principal and interest in 24 equal monthly payments.  The second note for $3,133,000 (“Other Note”) also accrues interest at 10% per annum and provides for monthly payments of $7,500, or such other interest amount, not to exceed $10,000 per month, that Wamco and Canyon will allow.  As of September 30, the Company accrued and unpaid interest relating to the Other Note was $160,000.  Under the terms of the amended subordination agreement between Wamco, Canyon and CSA, all payments under the new notes are subordinated to the payment in full of the Wamco and Canyon loan agreements. The Company has not made any payments on the two new notes as of September 30, 2004.  The Company is currently in default of the first note.  The interest rate has been increased to 12.5% in line with the terms of that note until the Company becomes current on its contractual payments.

On April 9, 2004, an investor group, consisting of Canyon, the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial and Operating Officer (“Investor Group”), acquired 2,433,333 shares of the Company’s common stock held by CSA and the Other Note for $1 million in cash.

On September 22, 2004, the Company received approval from its shareholders for the Investor Group  to convert the Company indebtedness acquired from CSA plus any accrued interest through the date of conversion for  shares of the Company’s common stock based upon a conversion price of $0.10 per share.  Additionally, the shareholders also approved for the Investor Group to invest $1,000,000 of new cash proceeds into the Company, which the Company received on September 24, 2004, in a private placement at $0.10 per share (The Management Equity/Conversion Transaction).  As of September 30, 2004, the private placement funds were classified as a Common Stock Subscribed in the accompanying condensed consolidated balance sheet (See Note 13). The Company issued common stock in connection with the Management Equity/Conversion Transaction on November 1, 2004 (See Note 13) and such stock is subject to certain terms and conditions, including the fact that it will initially be ‘restricted’ stock, not available for sale.  The Company has also received a fairness opinion from Marshall Stevens which concluded that the transaction was fair to the shareholders.

Tax Claim

On September 30, 2003, the Company entered into a settlement agreement with the United States Internal Revenue Service (the “Service”) on a tax claim which resulted from the Company’s 1993 Chapter 11 proceedings whereby it agreed to pay $489,000 in equal monthly installments of $7,438 over a period of six (6) years at an interest rate of 6%.  The $489,000 settlement is reflected as debt in the financial statements and resulted in a one-time gain of $262,000 which was included in income tax benefit in the fourth quarter of 2003.  In the event that the Company fails to pay the Service any payment, and such payment failure continues for sixty days after written notice of such failure, $1,832,100, plus accrued interest thereon, less any payments made by the Company will be immediately due and payable to the Service.  As of December 31, 2003 and September 30, 2004, the debt balance was $428,000 and $379,000, respectively.

In connection with the settlement agreement with the Service, the Company’s 1993 Chapter 11 proceedings were officially closed pursuant to Court order effective as of September 30, 2003.

6.             Restricted Stock Plan

In May 2001, the Board of Directors adopted the 2001 Restricted Stock Plan.  Under the plan, 1,250,000 authorized shares of the Company’s Common Stock are reserved for issuance to officers and directors of the Company.  The shares will be issued as “Restricted Stock” within the meaning of Rule 144 of the Securities Act of 1933, as amended.  The Compensation Committee of the Board of Directors shall have the discretion to determine what terms and conditions shall apply, including the imposition of a vesting schedule.

In May 2002, the Company issued 612,500 shares of restricted common stock to its members of the board of directors and certain of its corporate officers which vest equally over a four-year period.  Recipients are not required to provide consideration to the Company other than rendering the service and have the right to vote the shares.  Under APB 25, compensation cost is recognized for the fair value of the restricted stock awarded, which is its quoted market price at the date of grant, which was $0.25 per share.  The total market value of the shares of $153,000 was treated as unearned compensation and is being amortized to expense in proportion to the vesting schedule.  The unamortized balance as of September 30, 2004 is $25,000 and is included in accumulated other comprehensive loss in the accompanying consolidated balance sheet.

7.             Preferred Stock

On May 20, 1997, the Company authorized the issuance of up to 1,000,000 shares of $0.01 par value preferred stock.  The Board of Directors has the authority to issue the preferred stock, in one or more series, and to fix the rights, preferences, privileges and restrictions thereof without any further vote by the holders of Common Stock.

8.             Intangible Assets

Intangible assets consist primarily of goodwill and capitalized software.  Intangible assets other than goodwill are amortized on a straight-line basis over their estimated useful lives.  Prior to 2002, goodwill, representing the excess of the purchase price over the estimated fair value of the net assets of the acquired business, was amortized over the period of expected benefit of five to seven years.  However, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets, (“SFAS No. 142”) which requires that the Company cease amortization of all goodwill and intangible assets having indefinite useful economic lives.  The Company determined that there was no impairment upon adoption. Such assets are not to be amortized until their lives are determined to be finite. However, a recognized intangible asset with an indefinite useful life should be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value.  At September 30, 2004, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

Goodwill and capitalized software as of December 31, 2003 and September 30, 2004 are as follows:

	December 31, 2003	September 30, 2004
	(dollars in thousands)
Goodwill	$1,121	$1,121
Accumulated amortization	—	—
Goodwill, net	1,121	1,121

Capitalized software	1,755	2,576
Accumulated amortization	—	—
Capitalized software, net	1,755	2,576

Total	$2,876	$3,697

Net goodwill is comprised of $665,000 on the purchase of Hotel Information Systems Inc. (HIS) in 1996,  $297,000 on the purchase of HSS in 2002 and $159,000 on the purchase of AMDB in 2003 (see Note 4).

The Company’s weighted average amortization period for capitalized software is expected to be three years.  The Company expects that certain of our new products will be available for general release during the first quarter of 2005 at which time amortization of such costs shall commence.  The following table shows the estimated amortization expense for these assets for each of the five succeeding years:

Year Ending December 31,

(in thousands)

2004	$—
2005	859
2006	859
2007	858
2008	—
$2,576

9.             Income (Loss) Per Share

Basic and diluted income or loss per share is computed using the weighted average shares of common stock outstanding during the period. Consideration is also given in the diluted income per share calculation for the dilutive effect of stock options and warrants.

The following table illustrates the computation of basic and diluted earnings (loss) per share under the provisions of SFAS 128:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2004	2003	2004
	(in thousands except per share data)		(in thousands except per share data)
Numerator:
Numerator for basic and diluted earnings (loss) per share – net income (loss)	$132	$(58)	$310	$191

Denominator:
Denominator for basic income (loss) per weighted average number of Common shares outstanding during the period	14,575	14,676	14,525	14,676

Incremental common shares attributable to exercise of outstanding shares	300	—	300	—

Denominator for diluted income (loss) per per share	14,875	14,676	14,825	14,676

Basic earnings (loss)per share	$0.01	$0.00	$0.02	$0.01

Diluted earnings (loss) per share	$0.01	$0.00	$0.02	$0.01

The number of anti-dilutive options and warrants that were excluded from the computation of incremental common shares were 3,041,500 and 3,104,000 for the nine month period ended September 30, 2003 and 2004, respectively.

10.          Stock Option Plans

The Company accounts for stock-based compensation in accordance with Accounting Principles Board, APB, No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of FAS No. 123 “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation expense relating to employee stock options is determined based on the excess of the market price of the Company’s stock over the exercise price on the date of grant, the intrinsic value method, versus the fair value method as provided under FAS No. 123.

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amended FAS No. 123, “Accounting for Stock-Based Compensation.” The new standard provides alternative methods of transition for a voluntary change to the fair market value based method for accounting for stock-based employee compensation. Additionally, the statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for the year ended December 31, 2002.  In compliance with FAS No. 148, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation plan as defined by APB No. 25.

At September 30, 2004, the Company had two stock-based employee compensation plans.  The Company accounts for that plan under the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.  Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards for the three-month periods ended September 30, 2003 and 2004, consistent with the provisions of FAS No. 123, the Company’s net income and net income per share would have decreased.  The following table represents the effect on net income and net income per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	For the three-months ended September 30,		For the Nine-months ended September 30,
	2003	2004	2003	2004
	(in thousands, except per share data)		(in thousands, except per share data)
Net income (loss):
As reported	$132	$(58)	$310	$191
Add: Stock-based employee compensation expense recorded	—	10	—	30
Less: Stock based employee compensation expense determined under fair value calculations	(17)	(10)	(51)	(30)
Pro forma	$115	$(58)	$259	$191

Basic income (loss) per share:
As reported	$0.01	$0.00	$0.02	$0.02
Add: Stock-based employee compensation expense recorded	—	—	—	—
Less: Stock based employee compensation expense determined under fair value calculations	—	—	—	—
Pro forma	$0.01	$0.00	$0.02	$0.02

Diluted income (loss) per share:
As reported	$0.01	$0.00	$0.02	$0.01
Add: Stock-based employee compensation expense recorded	—	—	—	—
Less: Stock based employee compensation expense determined under fair value calculations	—	—	—	—
Pro forma	$0.01	$0.00	$0.02	$0.01

11.          Legal Proceedings

Hotel Information Systems, Inc.

On March 25, 2003, the Company entered into a settlement agreement with Hotel Information Systems (“HIS”) and one of its former corporate officers whereby (i) the parties dismissed all claims, known and unknown, against each other; (ii) the Company forgave and wrote off a note receivable from the former corporate officer of HIS in the amount of $66,000 (which was expensed to other expense in the 2002 consolidated statement of operations); (iii) the Company paid $50,000 in cash and issued a non-interest bearing unsecured promissory note which requires 35 consecutive monthly payments of $5,000 each commencing April 1, 2003; and (iv) the remaining 374,116 shares in the escrow account will be released to the Company.  If the Company is delinquent four times in any twelve-month period during the term of the unsecured promissory note in making its $5,000 monthly payments to HIS, and HIS issues respective valid default notices, the Company will be subject to a $225,000 penalty.  The 374,116 shares have been received by MAI together with the HIS authorization to legally transfer such shares to MAI.

Imputing interest at 11%, the present value of the $175,000 promissory note at the date of the settlement was $149,000.  The Company recorded the present value of this debt issuance and the $50,000 cash payment as a reduction to additional paid-in capital.

Logix Development Corporation

The Company entered into a settlement agreement with Logix Development Corporation (“Logix”) in July of 2002 whereby we (i) issued Logix 200,000 shares of our Common Stock (ii) required the Company to make various cash installment payments totaling $175,000 to be paid within 1 year and (iii) executed a contract with Logix for a consulting project in the amount of $50,000.  The Company has made all required payments to Logix under this settlement agreement.

In December 2003, the Company entered into another settlement agreement with Logix whereby it (i) issued 200,000 free trading shares in exchange for the 200,000 restricted Common Shares from the original settlement agreement in July 2002 (ii) required the Company to make monthly payments totaling $187,500 over a 25 month period and (iii) mutually released each other of all past, present and future claims associated with the lawsuit.

Other Litigation

We were also involved in various other legal proceedings that are incident to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

12.          Comprehensive Income (Loss)

The following table summarizes components of comprehensive income (loss):

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2003	2004	2003	2004

Net income (loss)	$132	$(58)	$310	$191

Change in cumulative translation adjustments	(11)	13	28	(46)

Comprehensive income (loss)	$121	$(45)	$338	$145

Accumulated other comprehensive income in the accompanying consolidated balance sheets consists of cumulative translation adjustments and minimum pension liability.

13.          Management Equity/Conversion Transaction

On November 1, 2004, the Company converted $3,317,211 of its indebtedness to the Investor Group on such date, at $0.10 per share, and issued 33,172,110 shares of its common stock together with 10,000,000 shares of its commons stock relating to the $1,000,000 private placement to the Investor Group.

Pro Forma Financial Information Showing Effect of Management Equity/Conversion Transaction

The unaudited pro forma consolidated balance sheet set forth below give effect to the Management Equity/Conversion Transaction as if it had occurred on September 30, 2004. The unaudited pro forma consolidated statements of operations for the three and nine months ended September 30, 2004 give effect to the Management Equity/Conversion Transaction as if it had occurred on January 1, 2004. The pro forma financial information does not purport to represent what the Company’s financial position or what the results of operations would have actually been had the Management Equity/Conversion Transaction occurred at such dates or to project the Company’s financial position or results of operations for any future date or period. In addition, it does not incorporate any benefits from anticipated cost savings or revenue growth from the Management Equity/Conversion Transaction.

The pro forma adjustments include the effect of to the amortization of any identifiable intangible assets recorded in connection with purchase accounting over their respective useful lives estimated at five years which reduces pro forma net income (loss) and income (loss) per share. For purposes of allocating the step-up in basis between the existing assets and liabilities in connection with the Management Equity/Conversion Transaction, we have engaged a third party expert to perform a valuation of the intangible and tangible assets.

Pursuant to an action taken by written consent of the Special Committee of the Board of Directors of MAI Systems Corporation on October 15, 2003, the Company and an investor group consisting of certain members of senior management (Mr. Ressler, Mr. Dolan and Mr. Kretzmer) and certain third parties (the “Investor Group”) agreed to the Management Equity/Conversion Transaction, subject to execution of definitive documents with CSA, shareholder approval and other requirements such as receipt of a fairness opinion. Subsequent to the approval of the Special Committee of the Board of Directors on October 15, 2003, the Investor Group negotiated directly with Computer Sciences Corporation to acquire the MAI shares held by CSA together with a portion of CSA’s indebtedness from MAI. On April 9, 2004, Computer Sciences Corporation agreed to terms with the Investor Group to acquire CSA’s equity position and $3,133,344 of Company indebtedness from CSA. The acquisition of the MAI shares and indebtedness by the Investor Group did not have any impact on the pro forma financial statements.  On September 22, 2004, the Company received approval from its shareholders for the Investor Group to convert the Company indebtedness acquired from CSA, which included accrued interest (see Note 5), to shares of its common stock based upon a conversion price of $0.10 per share.  Additionally, the shareholders also approved for the Investor Group to invest $1,000,000 of new cash proceeds into the Company, which the Company received on September 24, 2004, in a private placement at $0.10 per share

As the conversion price of the acquired indebtedness of $0.10 per share was lower than the fair value (quoted market price) on April 9, 2004 (the date that Computer Sciences Corporation agreed to terms with the Investor Group to acquire CSA’s debt and equity position) (see Note 5) of $0.18 per share, a beneficial conversion right has been provided to the Investor Group. The value of this beneficial conversion right has been measured for accounting purposes on April 9, 2004, as $2.6 million. The Company will record this value as a charge to interest expense on November 1, 2004, the date of the debt conversion and shares were issued.

In addition, the market price for the Company’s common stock was $0.14 per share on November 1, 2004, the date of issuance of the 10,000,000 shares of the Company’s common stock to the Investor Group.  Accordingly, the Company will record a $250,000 charge to stock compensation expense since certain members of the Company’s management are also members of the Investor Group. The amount of the charge is based on the 6,250,000 shares attributable to members of management based on their share in the Investor Group multiplied by the amount that the market price of the Company’s common stock of $0.14 per share exceeded the $0.10 per share on the date of issuance of such shares.

The Company believes that the aforementioned transaction permits but does not require it to use new basis or push down accounting since the members of the Investor Group will hold between 80% and 94% of the voting shares of the Company upon completion of the transaction. Application of push-down accounting requires that the acquiring parent or control group obtain at least an 80% ownership interest, either in a single transaction, or though a series of transactions. In the present case, the Investor Group has acquired 78.84%, and the members of the Investor Group previously held 17.85% ownership. We believe the 78.84% interest held by the Investor Group effectively ties the four members together into a control group, and that the remaining outside holdings of 4.53% (totaling 83.37%) should also be treated as held by the control group for purposes of applying push-down accounting, and in accordance with guidance in Topic D-97.  The Company has elected to apply push down accounting.

The Company currently has a stockholders’ deficit of approximately $13.4 million and an accumulated deficit of approximately $232 million. After application of the push down accounting, the portion of the historic deficit attributable to the Investor Group’s new ownership will be eliminated, and stockholders’ deficit will be partially reset based on the Investor Group’s new basis in MAI of approximately $2.25 million. Post push down stockholders’ equity (deficiency) will be calculated as follows (in thousands):

Non-Investor Group:
Historic stockholders’ deficiency at September 30, 2004	$(13,412)
Non-Investor Group Ownership (100% - 83.37%)	16.63%
Non-Investor Group basis to carry over		$(2,230)

Investor Group:
New basis to push down		$2,250 (a)
Original basis to carry over	$(13,412)
Investor Group pre-existing ownership percentage	4.53%
		(608)

New stockholders’deficiency		$(588)

(a)   The Investor Group’s new basis is calculated as follows:

Investor Group’s cash to purchase MAI common stock and indebtedness from CSA	$1,000,000
Investor Group’s cash to purchase 10 million shares of MAI common stock	1,000,000
Stock compensation expense (See footnote (e) to the pro forma financial statements)	250,000

Investor Group’s new basis	$2,250,000

Based on the balance sheet as of September 30, 2004, and considering the additional equity investment and debt conversion by the Investor Group, application of  push down accounting will result in a step-up in basis of the net assets of the Company of approximately $9,531,000 calculated as follows (in thousands):

Historical stockholders’ deficiency at September 30, 2004	$(13,412)

Conversion of Investor Group debt at book value	3,293
Step up in value of net assets	9,531
Post push-down accounting stockholders’ deficiency	$(588)

Below is the purchase price allocation relating to the step up in basis of the net assets acquired (representing the excess of fair value over net historical net assets, intangible asset amounts already capitalized).  As a third party expert has not yet performed a valuation of the intangible and tangible assets, we have estimated the fair value to be the book value for all assets and liabilities except for furniture, fixtures and equipment (valued at estimated replacement costs) and intangible assets (valued based upon estimated future revenue streams).  Following is our estimated fair values and amortization periods for the groups of assets that we expect to be affected (in thousands):

	Allocation of Purchase Price	Amortization (Useful Life)
Furniture, fixtures and fixtures	$250	3 years
Customer list	5,000	5 years
Technology intangible assets	4,281	5 years
Total step-up in basis	$9,531

The technology and customer list intangibles will prospectively be measured for impairment based on objective criteria used to establish their initial valuations.

In accordance with push down accounting, the following pro forma statements of operations for the periods presented do not reflect estimated stock compensation and beneficial conversion charges of $250,000 and $2,635,000, respectively, resulting from the Management Equity/Conversion Transaction as such amounts will be charged to expense in the financial statements prior to the application of push down accounting and will have no impact on the post transaction balance sheet or statement of operations.

PRO FORMA CONSOLIDATED BALANCE SHEET
As of September 30, 2004
(UNAUDITED)

	Historical	Pro Forma Adjustments	Footnotes	Pro Forma

ASSETS
Current assets:
Cash	$555	$—		$555
Receivables, less allowance for doubtful accounts	2,130	—		2,130
Inventories, net	74	—		74
Prepaids and other assets	659	—		659

Total current assets	3,418	—		3,418

Furniture, fixtures and equipment, net	501	250	(b)	751
Intangibles, net	3,697	—		3,697
Intangible assets from Management Equity/Conversion Transaction	—	9,531	(b)	9,281
		(250)	(b)
Other assets	14	—		14

Total assets	$7,630	$9,531		$17,161

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Current portion of long-term debt	$983	—		$983
Accounts payable	1,078	—		1,078
Customer deposits	2,243	—		2,243
Accrued liabilities	2,725	(160)	(c)	2,565
Income taxes payable	111	—		111
Unearned revenue	3,415	—		3,415

Total current liabilities	10,555	(160)		10,395

Long-term debt	9,982	(3,133)	(c)	6,849
Other liabilities	505	—		505
Total liabilities	21,042	(3,293)		17,749

Stockholders’ deficiency:
Preferred Stock	—	—		—
Common Stock	152	324	(d)	576
		100	(a)
Additional paid-in capital	218,112	(170,331)	(d)	48,681
		900	(a)
Common stock subscribed	1,000	(1,000)	(a)	—
Accumulated other comprehensive income:
Minimum pension liability	(1,005)	792	(d)	(213)
Foreign currency translation	(47)	37	(d)	(10)
Unearned compensation	(25)	20	(d)	(5)
Accumulated deficit	(231,599)	181,982	(d)(e)	(49,617)

Total stockholders’ deficiency	(13,412)	12,824		(588)

Total liabilities and stockholders’ deficiency	$7,630	$9,531		$17,161

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

(UNAUDITED)

(In thousands, except per share data)

	Historical	Management Transaction Pro Forma Adjustments	Footnotes	Pro Forma

Revenue:
Software	$3,855	—		$3,855
Network and computer equipment	485	—		485
Services	15,006	—		15,006
Total revenue	19,346			19,346

Direct costs:
Software	587	2,596	(b)(e)	3,183
Network and computer equipment	370	—		370
Services	4,563	—		4,563
Total direct costs	5,520	2,596		8,116

Gross profit	13,826	(2,596)		11,230

Selling, general and administrative expenses	9,596	(224)	(b)	9,372
Research and development costs	2,828	—		2,828
Other operating expense	62	—		62
Operating income (loss)	1,340	(2,372)		(1,032)

Interest income	2	—		2
Interest expense	(1,219)	313	(f)	(906)
Other non-operating expense	(81)	—		(81)

Income (loss) before income tax expense	42	(2,059)		(2,017)
Income taxes benefit	311	—		311

Net income (loss)	$353	$(2,059)		$(1,706)
Income (loss) per share:

Basic income (loss) per share	$0.02	$(0.05)		$(0.03)
Diluted income (loss) per share	$0.02	$(0.05)		$(0.03)
Weighted average common shares used in determining income (loss) per share:

Basic	14,538	42,933		57,471
Diluted	14,838	42,933		57,471

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the three months ended September 30, 2004

(UNAUDITED)

(In thousands, except per share data)

	Historical	Pro Forma Adjustments	Footnotes	Pro Forma

Revenue:
Software	$842	—		$842
Network and computer equipment	118	—		118
Services	3,923	—		3,923
Total revenue	4,883			4,883

Direct costs:
Software	40	649	(b)	689
Network and computer equipment	103	—		103
Services	1,264	—		1,264
Total direct costs	1,407	649		2,056

Gross profit	3,476	(649)		2,827

Selling, general and administrative expenses	2,200	(78)		2,122
Research and development costs	956	—		956
Other operating expense	48	—		48
Operating income (loss)	272	(571)		(299)

Interest income	—	—		—
Interest expense	(303)	78	(f)	(225)
Other non-operating expense	(22)	—		(22)

Income (loss) before income tax benefit	53	(493)		(546)
Income taxes expense	(5)	—		(5)

Net income (loss)	$(58)	$(493)		$(551)

Income (loss) per share:
Basic income (loss) per share	$0.00	$(0.01)		$(0.01)
Diluted income (loss) per share	$0.00	$(0.01)		$(0.01)

Weighted average common shares used in determining income (loss) per share:
Basic	14,676	42,933		57,609
Diluted	14,676	42,933		57,609

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2004

(UNAUDITED)

(In thousands, except per share data)

	Historical	Pro Forma Adjustments	Footnotes	Pro Forma

Revenue:
Software	$2,945	—		$2,945
Network and computer equipment	329	—		329
Services	11,683	—		11,683
Total revenue	14,957			14,957

Direct costs:
Software	369	1,947,	(b)(e)	2,316
Network and computer equipment	272	—		272
Services	3,446	—		3,446
Total direct costs	4,087	1,947		6,034

Gross profit	10,870	(1,947)		8,923

Selling, general and administrative expenses	6,900	(205)		6,695
Research and development costs	2,756	—		2,756
Other operating expense	67	—		67
Operating income (loss)	1,147	(1,742)		(595)

Interest income	1	—		1
Interest expense	(882)	234	(f)	(648)
Other non-operating expense	(60)	—		(60)

Income (loss) before income tax expense	206	(1,508)		(1,302)
Income taxes expense	(15)	—		(15)

Net income (loss)	$191	$(1,508)		$(1,317)

Income (loss) per share:
Basic income (loss) per share	$0.01	$(0.04)		$(0.02)
Diluted income (loss) per share	$0.01	$(0.04)		$(0.02)

Weighted average common shares used in determining income (loss) per share:
Basic	14,676	42,933		57,609
Diluted	14,676	42,933		57,609

Footnotes:

(a)                                  $1,000,000 private placement from Investor Group in September 2004 and is classified as Common Stock Subscribed as of September 30, 2004.  The pro forma adjustment reflects the issuance of 10,000,000 shares of common stock to the Investor Group resulting in $100,000 recorded to common stock (10,000,000 shares multiplied by $0.01 par value per share) and $900,000 recorded to additional paid-in capital ($1,000, 000 private placement less $100,000 recorded to common stock).

(b)                                 Preliminary estimate of fair value of assets to be recorded from Management Equity/Conversion Transaction using purchase accounting. Below is the purchase price allocation relating to the step up in basis of the net assets acquired (representing the excess of fair value over net historical net assets, intangible asset amounts already capitalized).  As a third party expert has not yet performed a valuation of the intangible and tangible assets, we have estimated the fair value to be the book value for all assets and liabilities except for furniture, fixtures and equipment (valued at estimated replacement costs) and intangible assets (valued based upon estimated future revenue streams).  Following is our estimated fair values and amortization periods for the groups of assets that we expect to be affected (in thousands):

	Allocation of Purchase Price	Amortization (Useful Life)
Furniture, fixtures and fixtures	$250	3 years
Customer list	5,000	5 years
Technology intangible assets	4,281	5 years
Total step-up in basis	$9,531

Pro forma deprecation expense on furniture, fixtures and equipment was calculated by adding to the $501,000 net book value as of September 30, 2004 (1) the $250,000 step in basis and (2) depreciation expense of $474,000, $141,000 and $393,000 recorded for the year ended December 31, 2003 and the three and nine month periods ended September 30, 2004, respectively, then depreciating over an estimated useful life of three years and then subtracting the historical deprecation expense for the respective periods to arrive at the pro forma adjustments.

Pro forma amortization expense for identifiable intangible assets was calculated taking the total pro forma intangible asset balance after the Management Equity/Conversion Transaction as of September 30, 2004 of $12,978,000 ($3,697 historical balance plus $9,281,000 step up in basis) then amortizing over the estimated useful life of five years resulting in pro forma amortization expense of $2,596,000 per year ($649,000 per quarter).  For purposes of the pro forma financial statements, no amounts have been estimated to be allocated to goodwill.

The technology and customer list intangibles will prospectively be measured for impairment based on objective criteria used to establish their initial valuations.

(c)                                  $3,133,000 of secured debt and $160,000 of accrued interest due to Investor Group and converted to equity.

(d)                                 Purchase accounting adjustments to common stock, additional paid-in capital, accumulated other comprehensive income and accumulated deficit relating to the $250,000 compensation charge (see footnote (e) below), $2,635,000 beneficial conversion feature (see footnote (f) below) and $3,133,000 of secured debt and $160,000 of accrued interest converted to equity (see (c) above). Accumulated deficit and other comprehensive income are adjusted to equal minority interest’s share (16.63%) plus Investor Group share from pre-existing ownership (4.53%) of pre transaction amounts. Common stock and additional paid-in capital adjustments equals the balance necessary to force stockholders’ deficiency  to equal $588,000 resulting in a  $9,531,000 step up in book value.  When minority interest is calculated to be a debit balance, we record as zero and do not reflect the debit balance on the balance sheet.

(e)                                  Pro forma adjustments do not include a $250,000 non cash stock compensation expense to be recorded prior to the application of push down accounting in connection with the Investor Group private placement. This expense will be recorded upon issuance of the 10,000,000 shares of our common stock on November 1, 2004, based on the pro rata portion of shares being issued that are attributable to members of the company’s management of 62.5% (Mr. Ressler, Mr. Dolan and Mr. Kretzmer) multiplied by the excess of the market value of our common stock on date of issuance of $0.14 per share over the $0.10 per share purchase price (10,000,000 shares multiplied by $0.04 then multiplied by 62.5% to equal $250,000).

(f)                                    Reduction of interest expense as a result of $3.13 million of debt converted to equity.  The reduction in interest expense was calculated by multiplying the $3.13 million of debt converted to equity the interest rate of 10% resulting in a pro forma reduction in interest expense of $313,000 per year ($78,000 per quarter). The pro forma financial statements do not include the charge to interest expense to be recorded prior to the application of push down accounting for the beneficial conversion right provided to the Investor Group of $2,635,000 (32,933,120 shares to be issued upon conversion of the outstanding debt as of September 30, 2004 times the difference between the closing price of our Common  Stock at April 9, 2004 of $0.18 per share and the conversion price of $0.10 per share), which shall be charged to interest expense in the period the conversion occurs.

Item 2.   Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect our reported assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements:

Revenue Recognition

The Company earns revenue from sales of hardware, software and professional services and from arrangements involving multiple elements of each of the above.  Revenue for multiple element arrangements are recorded by allocating revenue to the various elements based on their respective fair values as evidenced by vendor specific objective evidence.  The fair value in multi-element arrangements is determined based upon the price charged when sold separately.  Revenue is not recognized until persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.  Sales of network and computer equipment are recorded when title and risk of loss transfers.  Software revenues are recorded when application software programs are shipped to end users, resellers and distributors, provided the Company is not required to provide services essential to the functionality of the software or significantly modify, customize or produce the software.  Professional services fees for software development, training and installation are recognized as the services are provided. Maintenance revenues are recorded evenly over the related contract period.

Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of our reserves is based on historical experience and our analysis of the accounts receivable balances outstanding. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would result in an additional general and administrative expense in the period such determination was made. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Intangible and Long-Lived Assets

At December 31, 2003 and September 30, 2004, intangible and other long-lived assets represented 56% and 55%, respectively, of the Company’s total assets.

Goodwill must be tested at least annually for impairment at a level of reporting referred to as the reporting unit and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired.   The Company did not record an impairment charge upon completion of the initial impairment reviews on January 1, 2002 or upon its annual impairment review at December 31, 2003.

Long-lived assets consist of property and equipment and other identifiable intangible assets.  These assets are depreciated or amortized over their estimated useful life, and are subject to impairment reviews.  The Company periodically reviews long-lived assets whenever adverse events or changes in circumstances indicate the carrying value of such assets may not be recoverable.  In assessing recoverability, the Company must make assumptions regarding estimated future cash flows and other factors to determine if an impairment loss may exist, and, if so, estimate fair value.  The Company also must estimate and make assumptions regarding the useful lives assigned to its long-lived assets.  If these estimates, or their related assumptions, change in the future, the Company may be required to record impairment losses or change the useful life including accelerating depreciation or amortization for these assets.

Accrued Expenses

The Company reviews its contingent liabilities, which arise primarily from litigation and litigation defense costs, in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), “Accounting for Contingencies”.  Contingent liabilities are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable.  Contingent liabilities are often resolved over long periods.  Estimating probable losses requires judgments about both the amount of liability, which may or may not be readily determinable, and the likelihood of liability, which involves ranges of probability that can at times be broad and depend on the potential actions of third parties.

Provision for Income Taxes

Provision for income taxes is based upon the Company’s estimate of taxable income or loss for each respective accounting period.  An asset or liability is recognized for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.  These temporary differences will result in taxable or deductible amounts in future periods when the reported amounts of assets are recovered or liabilities are settled. The Company regularly reviews its deferred tax assets to determine the amount that is more likely than not to be realized. When this amount is less than the deferred tax asset recorded, the Company records a valuation allowance to reduce the asset to its estimated realizable value.  If the Company determined that it was not going to be able to fully realize its recorded deferred tax assets, it would make an adjustment to the valuation allowance.  This would reduce net income in the period that the Company made its determination.  Similarly, if the Company realized that it was going to be able to fully realize a deferred tax asset in excess of its net recorded value, net income would be increased in the period that the Company made its determination.

The Company also reviews its deferred tax liabilities on a regular basis to determine that the amount recorded is adequate to cover the expected reversal of temporary income tax liabilities.  In the event that the amount recorded was less than adequate, the deferred tax liability would be increased to its estimated realizable value and net income would be decreased accordingly.  In the event that the deferred tax liability was determined to be overstated, it would be reduced to its estimated realizable value and net income would increase accordingly.

The Company generally determines its effective tax rate by considering the statutory federal income tax rate, the statutory state and local tax rates (net of the federal income tax benefit) and any nondeductible expenses.  This rate could also be affected by increases or decreases to deferred tax assets or liabilities as described above.

Software Development Costs

All costs incurred to establish the technological feasibility of software products to be sold to others are expensed as research and development. Once technological feasibility has been established, all software production costs are capitalized.  Amortization is computed on an individual product basis and is recognized over the greater of the remaining economic lives of each product or the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product, commencing when the products become available for general release to customers.  Software development costs are generally amortized over a three-year period.  The Company continually assesses the recoverability of software development costs by comparing the carrying value of individual products to their net realizable value.

The Company capitalized $619,000 and $821,000 of software development costs for the period ending September 30, 2003 and 2004 respectively, relating to our new N-Tier, Internet-native corporate application suite of products written in java.  We believe that these new products will produce new sales adequate to recover amounts capitalized.  We expect that certain of our new products will be available for general release during the first quarter of 2005 at which time amortization of such costs shall commence. There can be no assurance that the company will be able to generate sufficient cash flow to continue to fund its research and development activities related to the N-Tier product.

Liquidity and Capital Resources

At September 30, 2004, our working capital deficiency decreased from a working capital deficiency of $10,399,000 at December 31, 2003 to a working capital deficiency of $7,137,000.  Excluding unearned revenue of $3,415,000, working capital deficiency at September 30, 2004 was $3,722,000.  Excluding unearned revenue of $3,209,000, the Company’s working capital deficiency at December 31, 2003 was $7,190,000.  Excluding unearned revenue, the decrease in the working capital deficiency of $3,468,000 was primarily attributable to increases in receivables of $817,000 and decreases in current portion of long term debt of $2,663,000, customer deposits of $90,000, accrued liabilities of $334,000 offset by decrease in cash of $109,000 and increase in accounts payable of $174,000.

Net cash used in investing activities for the period ended September 30, 2004 totaled $919,000, which is comprised of capital expenditures of $98,000 and capitalized software of $821,000.

Net provided by financing activities for the period ended September 30, 2004 totaled $406,000, which represents a $1,000,000 private placement of cash by an Investor Group offset by $594,000 of repayments on long-term debt.  On March 31, 2004, the Company successfully re-negotiated the terms of its Wamco loan whereby the maturity date was extended to February 28, 2006.  In addition, various restrictions and covenants, pursuant to the inter-creditor agreement between Canyon and Wamco, were amended to include a minimum quick ratio of 0.20 to 1.00 and a minimum debt coverage ratio of 0.50 to 1.00 which commence as of and for the three month period ended March 31, 2004 and for each and every fiscal quarter ending thereafter.  The Company was in compliance with the amended debt covenants as of and for the period ending September 30, 2004. There is no guaranty that the Company will meet its debt covenants in the future.  In the event that the Company were not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the term loan would be immediately due and payable.

Stockholders’ deficiency decreased from $14,586,000 at December 31, 2003 to $13,412,000 at September 30, 2004, mainly as a result of a $1,000,000 private placement of cash for subscribed common stock and net income during the period of $191,000.

Although the Company has a net stockholders’ deficiency of $13,412,000 and a working capital deficit of $7,137,000 at September 30, 2004, the Company believes it will generate sufficient funds from operations to meet its operating and capital requirements.  In the event that the Company cannot generate positive cash flow from its operations during 2004 and 2005, the Company can substantially reduce its research and development efforts to mitigate cash outflow to help sustain its operations.  There can be no assurance that the Company will be able to sustain profitability or generate positive cash flow from operations; however, the Company expects to generate positive cash flow from its operations during 2004 and 2005 from shipping out products and services from its current backlog as of September 30, 2004 as well as new orders. These financial statements have been prepared assuming the Company will continue to operate as a going concern. If the Company is unsuccessful in the aforementioned efforts, the Company could be forced to liquidate certain of its assets, reorganize its capital structure and, if necessary, seek other remedies available to the Company, including protection under the bankruptcy laws.

Order, Shipment and Backlog

We record and enter into backlog a purchase order for equipment and software when we receives a customer’s written order requesting delivery within twelve months, and systems configuration and contract provisions are verified.  Orders that are canceled by the customer and orders that are not shipped within one year are removed from backlog.  Orders that are removed from backlog for non-shipment are restored if they are reinstated by the customer.  Our backlog as of September 30, 2004 and 2003 was $2,200,000 and $1,900,000, respectively.

Our backlog is not necessarily indicative of future revenues.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company’s obligations and commitments as of September 30, 2004, excluding interest and original issue discount:

	Payments Due by Period (in thousands)
Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-Term Debt	$11,045	$983	$6,452	$3,278	$332
Operating Leases	1,321	479	842	—	—
Consulting Agreements	30	30	—	—	—
	$12,396	$1,492	$7,293	$3,278	$332

Results of Operations

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2004

	September 30, 2003	Percentage of Revenue	September 30, 2004	Percentage of Revenue
	(in thousands)		(in thousands)
Revenue:	$4,814	100.0%	$4,883	100.0%
Gross profit	3,465	71.9%	3,476	71.2%
Selling, general and administrative expenses	2,307	47.9%	2,200	45.1%
Research and development costs	764	15.9%	956	19.6%
Other operating expense	(134)	(2.8%)	48	1.0%
Interest expense, net	286	5.9%	303	6.2%
Other non-operating expense	98	2.0%	22	0.5%
Income tax expense	12	0.2%	5	0.1%
Net income (loss)	$132	2.7%	$(58)	1.2%

Revenue for 2004 was $4,883,000 compared to $4,814,000 in 2003 or a 1.4% increase. Revenue increased $69,000 in 2004, as a result of increased software support service.

Gross profit for 2004 increased to $3,476,000 from $3,465,000 in 2003.  The slight increase in gross profit is mainly due to the decreased software costs from 2003 to 2004.

Selling, general and administrative expenses (“SG&A”) decreased from $2,307,000 in 2003 to $2,200,000 in 2004.  The decrease is mainly due to closing the Company’s Mexico office in January, 2004 and the ongoing effects of the management cost control program resulting in reduced vendor costs and consulting services.

Research and development costs increased from $764,000 in 2003 to $956,000 in 2004. The increase is mainly due to the addition of several developers in the Company’s Malaysia operations, including associated overhead costs and  other consulting services.  The Company capitalized $200,000 and $217,000 of software development costs in 2003 and 2004, respectively, associated with the Company’s product development of its new internet native suite of applications as well as our core product offerings.

Net interest expense was $286,000 in 2003 compared to $303,000 in 2004.

Other non-operating expense decreased from $98,000 in 2003 to $22,000 in 2004.  In 2003 non-operating expense relates to pension expense under a defined benefit plan for former employees from our discontinued operations. Other non-operating expense of $22,000 in 2004 mainly relates to minority interest expenses associated with our Asian Operations. There were no material defined benefit expenses recorded in 2004.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2004

	September 30, 2003	Percentage of Revenue	September 30, 2004	Percentage of Revenue
	(in thousands)		(in thousands)
Revenue	$14,752	100.0%	$14,957	100.0%
Gross profit	10,705	72.6%	10,870	72.7%
Selling, general and administrative expenses	7,277	49.3%	6,900	46.1%
Research and development costs	2,104	14.3%	2,756	18.4%
Other operating expense (income)	(181)	(1.2)%	67	0.4%
Interest expense, net	928	6.3%	882	5.9%
Other non-operating expense	309	2.1%	60	0.4%
Income tax expense (benefit)	(41)	(0.3)%	15	0.1%

Net income	$310	2.1%	$191	1.3%

Revenue for 2004 was $14,957,000 compared to $14,752,000 in 2003 or a 1.0% increase. Revenue increased $205,000 in 2004, as a result of increased software support services driven by slight price increases.

Gross profit for 2004 increased to $10,870,000 from $10,705,000 in 2003.  The increase in gross profit is mainly due to the increase in professional and support services revenues.

Selling, general and administrative expenses (“SG&A”) decreased from $7,277,000 in 2003 to $6,900,000 in 2004.  The decrease is mainly due to the closing of the Company’s Mexico office in January, 2004 and the ongoing effects of  the management cost control program resulting in reduced, building rent and consulting services.

Research and development costs increased from $2,104,000 in 2003 to $2,756,000 in 2004.  The company capitalized $619,000 and $821,000 of software development costs in 2003 and 2004, respectively. The increase is mainly due to the Company continued efforts to invest in product development of its new internet native suite of applications as well as our core product offerings primarily incurred as a result of the addition of several developers in the Company’s Malaysia operations, including associated overhead costs and  other consulting services

Other operating expense (income) was ($181,000) in 2003 and $67,000 in 2004.  Other operating income in 2003 is due to receipt of approximately $46,000 of cash resulting from a legal settlement on a tax claim with the United Stated Internal Revenue Service that resulted in a one-time gain of $262,000.  There was no such gain in 2004.

Net interest expense was $928,000 in 2003 compared to $882,000 in 2004.  The decrease is due to lower balances of interest bearing debt during 2004 as compared to 2003.

Other non-operating expense decreased from $309,000 in 2003 to $60,000 in 2004.  In 2003 non-operating expense relates to pension expense under a defined benefit plan for former employees from our discontinued operations.  In 2004 $35,000 relates to minority interest expense associated with our Asia Operations. There were no material defined benefit expense recorded in 2004.

The income tax benefit in 2003 is due to the Company recording a domestic income tax receivable during the period to recover taxes previously paid. There were no such receivables recorded in 2004.

Item 3.  Quantitative And Qualitative Disclosures About Market Risk

Market Risk Disclosures

The following discussion about our market risk disclosures contains forward-looking statements.  Forward-looking statements are subject to risks and uncertainties.  Actual results could differ materially from those discussed in the forward-looking statements.  We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.  We do not have derivative financial instruments for hedging, speculative, or trading purposes.

Interest Rate Sensitivity

Of our $11.0 million principal amount of indebtedness at September 30, 2004, none bears interest at a variable rate.  However, $5.7 million bears interest at a fixed rate of 11%, $3.6 million bears interest at a fixed rate of 10%, $1.0 million bears interest at 9.25% and $0.7 million bears fixed interest rates ranging from 6% to 17.5%. Since these debt instruments bear interest at fixed rates, we have no exposure to decreases in interest rates because we still are required to pay the fixed rate even if current interest rates are lower.

Foreign Currency Risk

We believe that our exposure to currency exchange fluctuation risk is reduced because our transactions with international vendors and customers are generally transacted in US dollars. The currency exchange impact on intercompany transactions was immaterial for the quarter ended September 30, 2004.

Item 4.  Evaluation of Disclosure Controls and Procedures

(a)         Evaluation of disclosure controls and procedures

We evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that we disclose the required information in a timely manner and in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and forms of the Securities and Exchange Commission. Management, including our principal executive officer and principal financial officer, supervised and participated in the evaluation. The evaluation was completed as of September 30, 2004. The principal executive officer and principal financial officer concluded, based on their review, that our disclosure controls and procedures, as defined by Exchange Act Rules 13a-14(c) and 15d-14(c), are effective and ensure that we disclose the required information in reports that we file under the Exchange Act and that the filings are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. No significant changes were made to our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems no evaluation of controls can provide absolute assurance that all control issues if any, within a company have been detected.

On November 17, 2004, the Company’s independent auditors orally notified the Company’s Audit Committee that they had identified significant deficiencies regarding the Company’s internal controls. The deficiencies noted were mainly (a) the lack of segregation of duties and (b) the lack of adequate account analysis and reconciliations, and (c) insufficient supervision of the Company’s accounting personnel.  The Company believes such deficiencies were primarily attributable to changes in personnel within the accounting department combined with the lack of adequate resources given the size of the Company.  However, the Company has taken steps to improve these internal control weaknesses such as hiring of additional accounting personnel and the reallocation of duties to better facilitate segregation of duties and supervision.  Additionally, the Company has implemented procedures for timely and complete account analysis and reconciliations.  We are implementing new accounting software, which implementation will be completed in the first quarter of 2005, that we expect will mitigate certain weaknesses in our systems to ensure our financial statements are fairly presented in accordance with United States Generally Accepted Accounting Principles.

Based on the investigation by the Company’s Audit Committee and additional procedures performed by management, the Company has concluded that the Company’s current disclosure controls and procedures are sufficient to timely alert the Company’s management to material information relating to the Company that is required to be included in our periodic Securities and Exchange Committee filings, and that the internal controls are sufficient to provide reasonable assurance that the consolidated financial statements are fairly presented in conformity with generally accepted accounting principles.

(b)         Changes in internal controls

There were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

PART II - OTHER INFORMATION

Item 1.    Legal Proceedings

Hotel Information Systems, Inc.

On March 25, 2003, the Company entered into a settlement agreement with Hotel Information Systems (“HIS”) and one of its former corporate officers whereby (i) the parties dismissed all claims, known and unknown, against each other; (ii) the Company forgave and wrote off a note receivable from the former corporate officer of HIS in the amount of $66,000 (which was expensed to other expense in the 2002 consolidated statement of operations); (iii) the Company paid $50,000 in cash and issued a non-interest bearing unsecured promissory note which requires 35 consecutive monthly payments of $5,000 each commencing April 1, 2003; and (iv) the remaining 374,116 shares in the escrow account will be released to the Company.  If the Company is delinquent four times in any twelve-month period during the term of the unsecured promissory note in making its $5,000 monthly payments to HIS, and HIS issues respective valid default notices, the Company will be subject to a $225,000 penalty.  The 374,116 shares have been received by MAI together with the HIS authorization to legally transfer such shares to MAI.

Imputing interest at 11%, the present value of the $175,000 promissory note at the date of the settlement was $149,000.  The Company recorded the present value of this debt issuance and the $50,000 cash payment as a reduction to additional paid-in capital.

Logix Development Corporation

The Company entered into a settlement agreement with Logix Development Corporation (“Logix”) in July of 2002 whereby we (i) issued Logix 200,000 shares of our Common Stock (ii) required the Company to make various cash installment payments totaling $175,000 to be paid within 1 year and (iii) executed a contract with Logix for a consulting project in the amount of $50,000.  The Company has made all required payments to Logix under this settlement agreement.

In December 2003, the Company entered into another settlement agreement with Logix whereby it (i) issued 200,000 free trading shares in exchange for the 200,000 restricted Common Shares from the original settlement agreement in July 2002 (ii) required the Company to make monthly payments totaling $187,500 over a 25 month period and (iii) mutually released each other of all past, present and future claims associated with the lawsuit.

Other Litigation

The Company is also involved in various other legal proceedings and claims that are incidental to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Item 2.  Changes in Securities and Use of Proceeds

(a)           None.

(b)           None.

(c)           None

(d)           None.

Item 3.  Defaults Upon Senior Securities

(a)           None

Item 4.  Submission of Matters to a Vote of Security Holders

(a) The Company held its Annual Meeting of Stockholders on September 22, 2004 at the Hollywood Roosevelt Hotel, 7000 Hollywood Boulevard, Los Angeles, California.

(b) Elected Directors of Registrant. The following persons were elected to serve as directors of the Company: Richard S. Ressler, Zohar Loshitzer, Stephen Ross and Steven F. Mayer.

(c) Items Voted Upon by Stockholders of the Registrant. The following matters were voted upon and approved by the stockholders of the Company. The number of votes cast for and against are set forth below (as well as the applicable number of abstentions and broker non-votes):

Subject	Votes For	Votes Against Or Withheld	Abstentions

ELECTION OF
DIRECTORS:

Richard S. Ressler	14.937.000	143,423	—
Zohar Loshitzer	14,942,553	137,870	—
Stephen Ross	14,972,360	108,063	—
Steven F. Mayer

APPROVAL OF THE	7,755,960	1,230,483	4,721
MANAGEMENT
CONVERSION/EQUITY
TRANSACTION

APPROVAL OF	7,795,582	1,192,348	3,234
AMENDMENT TO
COMPANY’S
ARTICLES OF
INCORPORATION

APPROVAL OF	7,823,733	1,163,731	3,700
AMENDMENT TO
2001 RESTRICTED
STOCK PLAN

RATIFICATION OF	14,188,674	1,163,731	3,700
THE COMPANY’S
SELECTION OF BDO
SEIDMAN LLP AS
INDEPENDENT AUDITORS
FOR THE COMPANY

(d)           None

Item 5.  Other Information

(a)           None.

Item 6. Exhibits and Reports on Form 8-K

(a)	Exhibits

31.1	Certification of Chief Executive Officer, W. Brian Kretzmer, as required by Section 3.02 of Sarbane-Oxley Act of 2002

31.2	Certification of Chief Financial Officer, James W. Dolan, as required by Section 3.02 of Sarbane-Oxley Act of 2002

32.1	Certification of Chief Executive Officer, W. Brian Kretzmer, as required by Section 9.06 of Sarbane-Oxley Act of 2002

32.2	Certification of Chief Financial Officer, James W. Dolan, as required by Section 9.06 of Sarbane-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MAI SYSTEMS CORPORATION
(Registrant)

Date: February , 2005
By:	/s/James W. Dolan
James W. Dolan
Chief Financial and Operating Officer
(Chief Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, William B. Kretzmer, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of MAI Systems Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c)              presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February , 2005
By:	/s/ William B. Kretzmer
William B. Kretzmer
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, James W. Dolan, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of MAI Systems Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c)              presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February , 2005
By:	/s/ James W. Dolan
James W. Dolan
Chief Financial and Operating Officer

Exhibit 32.1

CERTIFICATION

In connection with the Quarterly Report on Form 10-Q/A of MAI Systems Corporation (the Company) for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William B. Kretzmer, Chief Executive Officer of the Company, certify pursuant to 18 U. S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that :

1.               The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended; and

2.               The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February , 2005
By:	/s/ William B. Kretzmer
William B. Kretzmer
Chief Executive Officer

Exhibit 32.2

CERTIFICATION

In connection with the Quarterly Report on Form 10-Q/A of MAI Systems Corporation (the Company) for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James D. Dolan, Chief Financial and Operating Officer of the Company, certify pursuant to 18 U. S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that :

1.               The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended; and

2.               The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February , 2005
By:	/s/ James W. Dolan
James W. Dolan
Chief Financial and Operating Officer